TIMKEN

We are transforming the company to
create more value for customers and shareholders.
In doing so, we are strengthening core businesses,
driving lean six sigma, forming new affiliations,
introducing new products and services,
innovating solutions and
developing new skills.

2001 annual report

contents

2 *Letter to Shareholders*

6 *Transforming for Growth and Global Leadership*

10 *Applying Know-How*

12 *Expanding Horizons in Steel*

16 *Corporate Profile*

19 *Financial Information*

42 *Directors and Officers*

43 *Shareholder Information*



The Timken Company is a leading international manufacturer of highly engineered bearings and alloy steels and a provider of related products and services. It is the world's largest manufacturer of tapered roller bearings and seamless mechanical steel tubing. Headquartered in Canton, Ohio, Timken serves every major manufacturing industry and has operations in 24 countries.

In 2001, Timken made substantial progress in transforming to a global enterprise. It restructured manufacturing operations, reduced costs, created new products and services and developed alliances that will provide opportunities for growth internationally. Its mission is to increase value for shareholders by strengthening its leadership in chosen markets.

financial summary

(Thousands of dollars, except per share data)	**2001**	2000
Net sales	**$ 2,447,178**	$ 2,643,008
Impairment and restructuring charges	**54,689**	27,754
(Loss) income before income taxes	**(26,883)**	70,597
Provision for income taxes	**14,783**	24,709
Net (loss) income	**$ (41,666)**	$ 45,888
Earnings per share	**$ (.69)**	$ .76
Earnings per share - assuming dilution	**$ (.69)**	$ .76
Dividends per share	**$ .67**	$ .72



Net Sales
($ Millions)
$3,000
$2,500
$2,000
$1,500
$1,000
$500
'97 '98 '99 '00 '01

quarterly financial data

2001	Net Sales	Gross Profit	Impairment & Restructuring	Net Income (Loss)	Earnings per Share[1] Basic	Earnings per Share[1] Diluted	Dividends per Share
(Thousands of dollars, except per share data)							
Q1	**$ 661,516**	**$ 118,014**	**$ 7,907**	**$ 2,222**	**$ .04**	**$ .04**	**$ .18**
Q2	**634,389**	**111,083**	**16,859**	**(14,574)**	**(.24)**	**(.24)**	**.18**
Q3	**577,698**	**90,951**	**24,639**	**(30,532)**	**(.51)**	**(.51)**	**.18**
Q4	**573,575**	**80,672**	**5,284**	**1,218[2]**	**.02**	**.02**	**.13**
	$ 2,447,178	**$ 400,720**	**$ 54,689**	**$ (41,666)**	**$ (.69)**	**$ (.69)**	**$ .67**

2000	Net Sales	Gross Profit	Impairment & Restructuring	Net Income (Loss)	Earnings per Share[1] Basic	Earnings per Share[1] Diluted	Dividends per Share
(Thousands of dollars, except per share data)							
Q1	$ 685,791	$ 144,965	$ 14,759	$ 16,040	$ .26	$ .26	$ .18
Q2	693,263	142,476	3,322	21,240	.35	.35	.18
Q3	632,243	109,545	3,453	7,685	.13	.13	.18
Q4	631,711	103,887	6,220	923	.02	.02	.18
	$ 2,643,008	$ 500,873	$ 27,754	$ 45,888	$ .76	$ .76	$ .72

(1) Annual earnings per share do not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.
(2) Includes receipt of $31.0 million resulting from the U.S. Continued Dumping and Subsidy Offset Act.



Dividends per Share
90¢
80¢
70¢
60¢
50¢
40¢
30¢
20¢
10¢
'97 '98 '99 '00 '01

2001 Stock Prices High	Low	2000 Stock Prices High	Low
$17.38	**$14.63**	$20.81	$13.50
18.65	**14.89**	21.81	15.50
17.16	**11.75**	20.50	13.56
16.49	**13.04**	15.81	12.56



Inventory Days
150
120
90
60
30
'92 '95 '98 '01

to our shareholders

If ever there was a good news-bad news year for The Timken Company, 2001 was it. That there was much good news is a tribute to the progress achieved by Timken associates under the transformation that we began two years ago. The purpose was to make our company more global, better able to grow, more innovative and customer centric – and less asset-intensive. A combination of transformation actions taken in 2001 led to numerous achievements and opened up many opportunities for growth. Those actions also staved off the worst effects of severe economic conditions in the U.S. and many other nations.

Sales in 2001 were $2.4 billion, down from $2.6 billion in 2000. Amidst weakened global markets, we aggressively worked to stem lost sales by adding products and services, winning new applications and achieving stronger market penetration at the expense of competitors. We had a net loss of $5.6 million, excluding special charges and income. Including those special items, the loss was $41.7 million. Because we moved aggressively into a cash generation mode and pushed hard for sales, we kept losses down and generated more than $100 million in free cash flow.

Because we had our transformation well underway before the U.S. recession delivered its full impact, it didn't slow progress. Simultaneously, we reacted to the recession by reducing capital spending and lowering employment while pushing ahead with key transformation priorities. For example, a major company building block is the new manufacturing strategy that we launched early in 2001. It is central to our transformation and to strengthening our core businesses worldwide. Strategic linchpins include creating a network of focused factories, each specializing in a narrower line of products, and moving production of various products to the lowest total cost facilities. That process is well underway, and both shareholders and customers are benefiting. The strategy – consistent with improving core businesses and reducing fixed assets – called for closing and consolidating plants. Since 1998, we have closed seven. The recession enabled us to accelerate closing two large plants; one ceased operating in early November – six months ahead of schedule – and another ceases operations by mid-2002, again many months ahead of schedule. That acceleration also means we are spending less than anticipated to complete the closings.

A Key to Growth

While reducing factory floor space and related costs, that same manufacturing strategy is enabling us to significantly *increase* capacity elsewhere. One example is our operation in Romania, where we are increasing product quality, product variety and productivity. It is one of our lowest-cost plants, and we have already doubled output there twice and believe we can again.

It is also a sterling example of the kind of teamwork that marks so many of our successes. In late 2001, the Romanian plant made a breakthrough delivery of bearings to a major rolling mill in China in record time. Supporting the effort were design and product development associates in the U.S., customer engineering specialists in France, and sales and service engineering colleagues in Singapore and China.

Our foremost transformation priority remains growing the company. Despite economic difficulties, we successfully undertook several growth initiatives. They included:

- new products such as smart bearings for light trucks,
- new applications such as wheel bearings for the hot PT Cruiser,

- new services such as providing repair and engineering services to the steel and aluminum industries in Brazil,
- new affiliations, including one with competitor NSK to serve Toyota's bearing needs globally and ones with Rockwell Automation and Sandvik and competitors SKF and INA to serve the needs of distributors around the world, and
- new acquisitions such as Bamarec which expands our Precision Steel Components business into the large European market.

Another key building block is our ongoing commitment to research and development. This continues as a high-octane fuel for innovation. We opened a new technical center in France that puts us closer to major European design centers, and expanded one in India that supports our drive to become more global and better address customer needs in Asia. A few facts underscore the importance of our vibrant R&D operation. Over the last five years, it has produced more than 4,400 prototypes and contributed some $450 million in sales growth. It has contributed millions more to cost-reduction efforts.

The bad news, of course, was the grim economic environment itself. The company faced one of its sternest tests ever. While the recession in the U.S. as a whole is said to have begun in March 2001, the U.S. manufacturing sector recession began in September 2000 on the heels of the Asian economic crisis of 1998. It has continued into 2002 and has hit harder and lasted longer than any manufacturing recession since the 1930s.

Consider these facts. Since 1969, there have been five manufacturing recessions. They lasted an average of 10 months. The current one is at 17 months and counting.



W.R. Timken, Jr., chairman and chief executive officer (right); James W. Griffith, president and chief operating officer (seated); and Bill J. Bowling, executive vice president and chief operating officer and president – steel.

During that time, more than 1.3 million manufacturing jobs have been lost. In the U.S., factory utilization has sunk to about 73% – the lowest in nearly 20 years.

September 11 lengthened and deepened the recession dramatically. The impact on our company was substantial. We had planned for a record sales year but ended up 12% below that target. The first six months' sales were off plan by only 6%, but the second six months were 18% below plan. Clearly, significant change was required, and our 19,000 associates responded with vigor and sacrifice. Although the financial results are not acceptable to us or our shareholders, who include 90% of Timken associates, they exceed those of many firms with whom we compete.

Structurally, we lowered manufacturing, sales and administrative costs – and the company's breakeven point. We cut back but also took greater advantage of technology, foremost by putting Internet technology to work in streamlining internal processes, increasing productivity and improving customer service through four linked Web sites. We are expecting our associates to perform at ever-higher performance levels – vital in a hotly competitive environment. They are delivering.

By tightly managing costs and further streamlining processes, we were able to reduce inventories by $60 million and achieve a record turn rate. We also reduced capital spending – from $163 million in 2000 to $102 million. We expect 2002 spending to be up modestly because of manufacturing strategy initiatives but still below depreciation.

Reducing Debt

As the recession deepened and lengthened, another major goal was reducing debt. A key to our success over the years has been maintaining financial strength, as seen in a strong balance sheet. At the end of the third quarter, debt stood at $590 million. At year end, the figure was $497 million – or a debt-to-capital ratio of 38.9% – and down from $515 million at the close of 2000. Our cash balances also increased by $20 million. This year we intend to keep debt at a reasonable level to reduce the costs of borrowing and enable us to seize growth opportunities.

Anticipating an eventual weak economic recovery and aiming to strengthen financial performance once the recovery occurs, we also reduced the quarterly dividend – from 18 cents per share to 13 cents. In the current share price range, that still produces a yield of 3%-4%. What's the net for our shareholders? The 2001 total return to shareholders was a positive 11.5% compared to the S&P 500 index total return of –11.9%.

2002 holds considerable potential for improving performance. The extent to which we can deliver on that potential will turn on continuing to meet our transformation priorities and, of course, on the degree of economic recovery.

For decades, manufacturers in certain countries have been unfairly dumping both bearings and steel into the U.S. The federal government defines dumping as shipping products priced lower than the cost of production or sold at prices lower than in home countries. Dumping has impeded our ability to compete and, thus, to invest in still more research and development. Last year, Congress passed the Continued Dumping and Subsidy Offset Act that, for the first time, required that tariffs collected on dumped imports be directed to the industries harmed. As a result, in late 2001, Timken received a $31 million payment – which we will use for more investment in innovation, as well as paying down debt.

The U.S. steel industry has been making headlines, most of them grim. As 2001 came to an end, 28 steel companies – representing more than 35% of industry capacity – had declared bankruptcy since 1997. Our Timken steel business is a noteworthy exception. Not only has it avoided being pinned against the financial ropes, it remains profitable. It has added market penetration, and it has contributed significantly to the company's cash flow. We are pleased the federal government has recognized the problems of steel imports and await the Section 201 decision on steel. You can read more about our steel success story on pages 12-14.

A new challenge has to do with pension funding. Current U.S. law ties company contributions to defined benefit pension plans to the interest rate on 30-year U.S. Treasury bonds. As government surpluses were used to liquidate long-term Treasuries, those rates have declined and, to worsen the situation, late last year the government stopped issuing 30-year bonds. Unless the law is changed in a way that links pension fund contributions to higher-yielding, market-based instruments, companies, including Timken, will have to deposit significantly more cash into those plans. The National Association of Manufacturers, other business groups and individual companies are campaigning for a much-needed funding law change.

In another pension-related situation, lower stock market returns and lower interest rates reduced asset values and increased our pension liability, respectively. This, coupled with increased benefit commitments, created a non-cash adjustment that does not affect net income but reduced shareholder equity by $122 million.

Providing Innovation and Strength

At this point in the new year, the economic horizon still seems hazy, although the consensus opinion sees a strengthening economy, especially in 2002's second half. Looking beyond that horizon, we know that our transformation and its attendant actions are providing the innovation and strength to carry the company into more decades of growth and prosperity. We will recover from this severest of recessions, and we will forge ahead stronger than ever.

If ever there was an annual report in which it was especially appropriate to thank our associates, this is the one. To accomplish recent successes, they have made many sacrifices. They have endured layoffs of colleagues and variable-pay elimination. Merit pay budgets also have taken hits. At the same time, our associates are working harder to overcome economic and competitive obstacles. Because so many are shareholders, they also feel the impact of the dividend reduction. We thank all of our dedicated associates with utmost sincerity.



Glenn Eisenberg, executive vice president – finance and administration

Late last year, we took another major transformation step when our board elected Glenn Eisenberg as executive vice president – finance and administration. Glenn's track record at United Dominion Industries, a $2.4 billion diversified manufacturer where he was president and chief operating officer until UDI was acquired by another company, shows we've added a skilled leader to our team. We also extend our gratitude to Gene Little, who will be retiring at mid-2002 as senior vice president – finance. Gene has provided our company with 35 years of invaluable service, and we will miss his wise counsel. In addition, we were honored to have President Bush appoint Steve Perry, our former senior vice president-human resources, purchasing and communications, as administrator of the General Services Administration. We wish him the best after 35 years of outstanding service.

W. R. Timken, Jr. | James W. Griffith | Bill J. Bowling

January 29, 2002

transforming for growth and global Leadership

"The actions we are taking in this transformation process rank among the most far-reaching in our history, and they will provide the impetus for a second century of success."

– James W. Griffith, President and COO

Creating focused factories. Reducing fixed assets. Increasing alliances with experts around the world, even competitors. These are just a few of the components of Timken's new manufacturing strategy that is essential to the company's transformation. And what do we expect to achieve? A more efficient and low-cost manufacturing base that will support our expansion into new areas – and help us to do what we do best. That is, creating products and services that bring value to our customers in ways our competitors cannot match.

Timken recently used one of its differentiated products in DaimlerChrysler's 2002 Chrysler PT Cruiser. In three weeks, Timken associates in engineering, product development and sales and marketing had developed a custom wheel bearing prototype that would fit into the existing front wheel casings. A specially designed Timken® UNIPAC™ bearing (a two-row tapered roller bearing package) was created for the vehicle. The PT Cruiser's transmission also is equipped with six Timken® tapered roller bearings and five Timken® precision steel components.

In fact, we have 12 major automotive wheel-end programs in the pipeline from 2001 through 2004 – all providing differentiated, value-added products to maximize performance in each application and adding about $200 million in new sales over the next five years. Exciting programs, such as General Motors light trucks that have the Quadrasteer four-wheel steering system, use our Generation II bearing package. In addition, Dodge Ram 1500 series 4x4 and 4x2 vehicles contain the new Timken® Generation III integrated bearing package, which incorporates the bearing into the wheel hub. Both of these advanced wheel bearing systems improve vehicle maneuverability and increase fuel efficiency.

Internationally, our automotive customers are demanding more local sources of supply, and we're responding. In 2001, Timken reached an agreement with NSK Ltd. – a major producer of tapered roller bearings in Japan – to jointly supply tapered roller bearing products and services to Toyota Motor Corporation facilities throughout the world.





Keith Lackey



Sanjeeb Haque



Christelle Orzan

Ed Czekansky



The Chrysler PT Cruiser's transmission and power train include Timken® tapered roller bearings and drive train components. For the 2002 model, a Timken team that included Matt Turi and Don Cooperrider (above) worked with the automaker to add Timken® UNIPAC™ bearings to the vehicle's front wheel ends. Other team members are at the top of the page. In addition to their use on the PT Cruiser, Timken® bearings can be found on nearly every Chrysler passenger car.

This agreement extends our global presence with this automaker and gives us entry to provide innovative bearing solutions for Toyota applications worldwide. Our acquisition of Bamarec, S.A. in France, covered in depth on page 12, also answers the call from customers for local supply – and further strengthens Timken's growth potential.

Growing Through Partnerships

Timken's Industrial business is also growing internationally. Teaming up with other companies, we have formed joint ventures to provide products and services that otherwise would be too capital-intensive for us on our own. In 2001, we expanded our industrial repair and engineering services through a joint venture in Brazil. Bardella Timken Industrial Services provides Brazil's large rolling mill industry with repair and refurbishing of bearings, chocks, rolls and related components. It also offers overhead crane maintenance and contract operation of mill roll maintenance shops – similar to Timken's on-site management of a rolling mill roll shop in India that is provided through its MILLTEC℠ service.

We are moving more of our industrial sales to e-business platforms such as PTplace.com through CoLinx, L.L.C., a U.S. company collectively founded by Timken, SKF USA, Rockwell Automation and INA USA. We've taken similar actions in Europe through another e-business joint venture – Endorsia.com International AB.

Streamlining Operations

Creating focused factories and increasing production at our lowest-cost plants are cornerstones of our transformation. Noteworthy examples can be seen in Romania, Poland, China, India, Brazil and the U.S. We have doubled output from Timken Romania to serve industrial markets and, through rationalization of equipment, plan to double the output of products from Timken Polska within the next two years to serve automotive-related markets. Our full ownership of Yantai Timken Company in China now allows us much more rapid transfer of technology, which should translate into increased business there as well.

The sweeping manufacturing strategy that is phase two of our transformation is touching every Timken manufacturing facility around the world. The closings of Timken plants in Columbus, Ohio, and Sheffield, England, in 2001 and the planned closing of the Duston, England, plant in 2002 underscore our commitment to move operations to where they make the most sense for our customers and where they can meet lowest-cost producer status. Make no mistake. Lowest-cost operations can exist in any country if the right combination of factors is present. For example, our plant in Asheboro, North Carolina, is our lowest-cost producer of specialized, industrial bearings.

One of the biggest changes created by the manufacturing strategy is in the conversion of raw materials used by the company's high-volume bearing operations. These operations are starting to produce



Timken Romania produced its first Timken® spherical bearing in 2001. Plant manager Rory Lubic (left) talks with operator Stoica Viorel about the bearing's application in coal-crushing equipment for use in Asia.

bearing cups and cones from forged components, instead of tubing. Because forged components are closer to the shape and size of the final product, this change offers materials savings and reduced machining requirements that will increase the speed and efficiency of bearing manufacturing. Also, procuring forgings and machined parts from companies that specialize in them reduces the need for significant capital investments to upgrade basic machining processes. These tactics set the foundation for continuing operational improvements.

Integral to our transformation strategies are Lean Manufacturing and Six Sigma programs. We've integrated the best of both into one cohesive effort called Lean Six Sigma, which is a natural evolution of our continuous improvement efforts. Together, they provide a common approach to problem-solving and the metrics to compare different areas of the company consistently. Key measurements include cost reduction, customer service, defects, cycle time and inventory. It gives associates a richer set of tools for solving business problems, both in manufacturing and administration.

"Most of the techniques of Lean Six Sigma already have been used in many areas of the company," says Curt Andersson, senior vice president – e-business and Lean Six Sigma. "For example, the Aerospace business unit has been using Six Sigma and the Automotive and Industrial units have been using Lean Manufacturing tools with excellent results. The company's evolution toward Lean Six Sigma will take advantage of the work already underway, migrating toward a common approach across the company. You no longer think about 10% improvement. You begin to think, 'why not 95% improvement?'"

"Our number-one priority remains growing The Timken Company profitably," says Jim Griffith, president and chief operating officer. "Lean Six Sigma will drive even more improvements and contribute to this objective."

2001 Transformation Milestones

Timken achieved several transformation milestones in 2001. Below, we highlight new initiatives, acquisitions, joint ventures and affiliations that are helping to strengthen core businesses and promote growth in new areas.

- ***Yantai Timken Company** – became wholly owned by Timken, which is accelerating technology transfer and growth of operations in China.*
- ***International Components Supply, Ltd.**– joint venture in Brazil with another bearing manufacturer that lowers supply costs of forged and turned steel rings for bearing production.*
- ***CoLinx and Endorsia** – e-business joint ventures with other industrial companies in the U.S. and Europe to expand on-line sales and services to industrial distributors.*
- ***Score International and Renova** – acquisitions that expand the dental handpiece repair business.*
- ***Bardella Timken Industrial Services** – joint venture that extends industrial repair and engineering services to rolling mills in Brazil.*
- ***Manufacturing Restructuring** – global initiative to reduce Timken's manufacturing asset base and attain an annual savings rate of $100 million by 2004.*
- ***Axicon Technologies Venture** – strategic alliance with a gear-design specialist to develop advanced gearing products.*
- ***Permatex Affiliation** – distribution agreement for Southeast Asia, Australia and New Zealand that adds automotive care and maintenance products to Timken product range.*
- ***Toyota Satisfaction Team** – agreement with a Japanese bearing manufacturer to provide global supplies of tapered roller bearings to Toyota.*
- ***Timken Precision Components-Europe** – acquisition of Bamarec, S.A., in France has provided a European base for precision steel components.*

Applying *know-how*

Beyond the many examples cited in previous pages, our transformation culture permeates decisions to grow – or not to grow– in certain markets, based on the knowledge and expertise we can bring to them. Wind energy is a fast-growing and exciting market opportunity for Timken know-how because components in these massive wind turbine generators must perform reliably for 20 years or more. The rotors of these wind turbines can measure as much as 300 feet in diameter – the length of a football field. Working closely with our customer and suppliers, we used our technical expertise in application analysis, bearing design, engineered surfaces and sensor technology to create a sensor-equipped intelligent bearing system (on the opposite page) that can support the massive loads of the rotating blades, while monitoring various operating parameters of the bearing.

Timken has made high-speed, super-precision ball bearings for dental handpieces for more than 40 years and, in 2001, used the knowledge it has gained to grow that area of its business. The acquisition of Score International in the U.S. and Renova in The Netherlands expands the company's capabilities in dental handpiece manufacture and repair.

Likewise, we have brought value to the aerospace industry for nearly 80 years and, as in past wars, helped our military respond to the September 11 attacks with fast and reliable bearing deliveries. Timken supplies ball, tapered and straight roller bearings for aircraft and helicopter gearboxes, engines, transmissions, landing systems, and flight and fuel controls. In fact, Timken is the world's largest supplier of aerospace bearings.

R&D, A Key to Success

At the foundation of all our advanced, technical capabilities is a strong R&D organization, which is putting in place the tools for broadening the company's value proposition. In line with our transformation efforts, our technical centers are smaller and more targeted. We are balancing our costs and expertise globally through centers in Canton, Ohio; Colmar, France; Bangalore, India; and Ploiesti, Romania.

In 2001, we invested $54 million in research and development. Our worldwide network of research and development specialists, working with sales and manufacturing associates, produced almost 1,000 prototypes. Each prototype represents a specially designed product or technology to solve a specific customer application. Here are just a few: The Generation II and III bearing packages now being made in Lincolnton, North Carolina, for automotive applications; the UNIPAC™ bearing cup compact line at our St. Thomas, Canada, plant which reduces the cup manufacturing cost by 64%; and engineered surfaces technology for a variety of applications.

Jerry Fox



Jochen Peiffer



Erin Malene





Bill Meese

Below: Dan Clear



Timken applied its knowledge of bearing design, engineered surfaces, sensor technology and gearing operation to develop this massive bearing that will rotate the blades of a wind energy turbine. The bearing's sensors use wireless transmitters for temperature and load sensing. A Timken team of about three-dozen associates (some of them pictured above) brought the huge bearing from concept through delivery to the customer.

Expanding *horizons* in steel

2001 was one of the most difficult years in our company's 84-year history of steelmaking, due to weak markets, a strong dollar, global overcapacity and unfair dumping of steel into the U.S. One important fact stands out. Timken's Steel business is different – and managed differently – from other steel companies. Two decades of aggressive capital investment of more than $1 billion and a permeating culture of continuous improvement have enabled us to use the latest technology and transform it into a series of productivity and quality improvements in steel manufacturing. These factors, combined with tight control over capital spending and a reduction in working capital, helped the Timken Steel business end the year with a strong cash flow. "In a year of depressingly low business levels in the steel industry and in our own plants, we've been able to operate profitably at a lower fixed-cost base," says Bill Bowling, executive vice president and president – steel. "The integration between marketing and manufacturing associates has been very strong."

Efficient cash flow management enabled the Steel business to continue its targeted growth initiatives for value-added products and services. Because of success with cost-structuring efforts, we are able to compete effectively in new alloy steel bar markets. Additionally, with the installation of cold-pilgering equipment to produce very large-diameter tubing at the company's Gambrinus Steel Plant in Ohio, our cold-pilgered size range is now among the broadest in the steel industry. This added capability, coupled with our cold-pilgering operations in Desford, England, increases our opportunities to grow with global customers. They're turning to us for a broader range of both cold-finished and hot-finished tubing. As one example, we utilized the combined resources of our Desford and Gambrinus plants to supply a South African distributor with a wider range of steel products than either Timken plant alone could provide.

Another growth initiative involves the Precision Steel Components business. As this business expands to provide more finished components – which bring higher value to customers and contribute to our bottom line – our purchase of Bamarec, S.A., in France broadens our product offerings. Bamarec's expertise lies in componentry for automotive air bags, transmissions and other applications. This acquisition, now named Timken Precision Components-Europe, establishes a regional manufacturing base for precision steel components and provides Timken customers worldwide the opportunity to buy these new specialty components.

Mike Davis



Conrad Ruh



Ian Clarke





Macsteel Trading's yard in Johannesburg, South Africa, now stocks a broader range of Timken seamless steel tubing as a result of an effort that utilized the expanded capabilities of Timken's tube-making plants in Canton, Ohio, and Desford, England. Ian Clarke, director of sales and marketing, Timken Alloy Steel - Europe, leveraged relationships with international agents and the unique resources of each tube-making plant to bring more Timken products to Macsteel Trading, South Africa's largest steel distributor. It's one example of our strategy for increasing our international steel business. Pictured (above) with Clarke are Mike Davis, CEO, and Conrad Ruh, national director – specialty steel, Macsteel Trading.

A recent strategic alliance with Axicon Technologies, Inc. positions us to develop advanced gearing products for automotive and industrial customers. This promising affiliation combines Axicon's unique engineering knowledge of gear and drive train noise reduction with Timken's expertise in alloy and bearing design, engineered surfaces, sensor technology, lubrication and components manufacturing.

From the speedway to the runway, the Specialty Steel business developed exciting, new applications in 2001 as well. It now supplies steel for all camshafts in Cosworth racing engines used in Jaguar racecars. It began production of stainless steel bar for boat shafts and now is making shaped preforms used by the forging industry for aerospace applications such as landing gear.

During 2001, we pursued additional improvements in steelmaking technologies. The U.S. Department of Energy approved continued funding of the company's Controlled Thermo-Mechanical Processing technology project, which began in 1999.

Application of this enhanced technology is geared toward significant reductions in energy consumption and waste emissions in the manufacture and processing of steel tubing.

Prepared For the Upswing

The U.S. International Trade Commission's recommendation to impose new tariffs on certain steel products offers hope for relief in 2002. Still, we continue to experience the harmful effects of unfair trade competition in certain steel markets.

Nonetheless, we remain a focused specialist, dedicated to developing new products and services, getting them quickly to the marketplace and providing know-how, service and convenience to our customers through application engineering experts and e-business opportunities.

All of these factors have us poised for a much more rapid response to an economic upswing. Already, they have distinguished us as the premier, long-term producer of high-quality steels in North America and, in fact, the world.



Timken continued to improve steel tube manufacturing in 2001 with the application of laser ultrasonic technology that measures the wall thickness of tubing as it is produced. Timken led the development of this unique measurement system – which saves material, time and energy usage – in a program with the U.S. Department of Energy. The technology is being used at the company's Gambrinus Steel Plant in Canton, Ohio.

e-business

new on-line stores

Saving time. Saving money. Improving efficiency and output. That's what our e-business developments are achieving for Timken and its customers. In 2001, as a complement to Timken®Direct℠ – which serves a large number of the company's steel and automotive customers with on-line access to inventory, product pricing and ordering – we launched North America-based PTplace.com and its European counterpart, Endorsia.com. Serving the company's industrial distributors around the world, these two new Web sites continue to revolutionize the way customers do business with Timken. No need to wait until office hours – the information on these sites is available 24/7.

Jointly owned by Timken, Rockwell Automation, SKF USA Inc. and INA USA Corporation through their CoLinx joint venture, PTplace.com is an industrial component on-line shopping mall that contains individual "stores" managed by each of the four founding companies. "Timken and the other manufacturers maintain control of their own product offerings, brands and distributor relationships, while benefiting from increased site traffic and shared development costs," says Mike Arnold, president – industrial. "Customers can check inventory, availability, price and lead time; then, they can place their order on-line." A goal of this alliance is sharing common warehousing and logistics to reduce service costs and increase customer service levels. Timken studied these opportunities in 2001 and will be selectively combining warehouse operations in order to achieve these goals. PTplace.com already has expanded into Canada, providing the ability for distributors to conduct business in Canadian dollars.

In Europe, Sandvik Group joined the other four founding companies to offer Endorsia.com, a similar industrial shopping site, to distributors there. Launched in October 2001, Endorsia.com offers a multi-language, currency-compatible platform for authorized European Timken distributors to conduct business 24/7. Already displaying cost and convenience benefits to both Timken and its distributors, Endorsia.com will be launched in 2002 into several key Asian and Latin American markets.

E-Productivity

The Timken Company also is looking inward to find new ways to increase manufacturing and administrative productivity through improved e-systems. Dubbed "e-productivity," this ongoing thrust to leverage the speed and customization of the Internet is proving to be an extremely effective way to improve the accuracy and reduce the cost of delivering unique products and services to customers.

corporate Profile





Timken serves a broad range of industries through three major business segments:

- *Automotive Bearings serves the passenger car, light and heavy truck and trailer markets.*
- *Industrial Bearings serves the industrial, rail, aerospace and super precision markets as well as emerging markets.*
- *Steel serves all major industries with alloy and specialty steel products and provides precision steel components.*

AUTOMOTIVE

AUTOMOTIVE APPLICATIONS

Provides bearings and related parts for light-, medium- and heavy-duty trucks, passenger cars, motorcycles, racing and recreational vehicles and heavy-duty truck trailers. Applications include axles, front and rear wheels, transmissions, transaxles and continuously variable transmissions.

2001 HIGHLIGHTS/FACTS

- Provided industry with first integrated wheel hub and tapered roller bearing, reducing assembly costs for customers and improving brake performance.
- Introduced first successful industry wheel hub and bearing assembly for rear-steer application, improving vehicle maneuverability.
- Formed alliance with NSK to sell tapered roller bearings to Toyota.
- Introduced fuel-efficient bearings to driveline manufacturers, reducing system weight and improving fuel economy.
- Received first order for SENSOR-PAC™ bearings in Korea.

OUTLOOK

- Continued softening of North American and European automotive markets.
- Increased demand for integrated modular wheel assemblies.
- Global consolidation of auto companies and suppliers due to overcapacity.
- Trend toward more fuel-efficient vehicles, particularly smaller SUVs.

INDUSTRIAL

INDUSTRIAL APPLICATIONS

Serves construction, agriculture, mining, oil and gas, power generation, rolling mill, pulp and paper, and printing industries. Provides bearings, bearing refurbishment services and diagnostics for transmissions, wheels, axles, crankshafts and hydraulic cylinders for excavators, haulage trucks, crawler dozers, backhoes, combines, tractors and drilling tools.

2001 HIGHLIGHTS/FACTS

- Formed joint venture in Brazil to provide repair and engineering services for rolling mills.
- Produced bearing for wind energy turbine.
- Formed joint ventures in North America and Europe to provide e-business services to industrial distributors.
- Increased penetration of global mine truck bearing market and implemented fee-based bearing maintenance training.
- Expanded bearing sales for off-highway equipment in high-debris environments.
- Introduced spherical and power-dense bearings in coal-fired power plants.
- Established bearing repair operation in Romania.

OUTLOOK

- Recovery expected from economic recession beginning mid-year with modest growth anticipated in Europe and Asia.
- Continued expansion of service offerings, bearing reconditioning and refurbishment programs.


3048

RAIL APPLICATIONS

Provides bearings for wheels, drive trains and motor suspension units in rail transit and passenger cars, freight cars and locomotives. Also remanufactures bearings and housings and provides friction management systems.

2001 HIGHLIGHTS/FACTS

- World leader in high-speed rail applications.
- Program launched to restructure and rationalize worldwide rail bearing manufacturing.
- TracGlide™, a top-of-rail lubrication delivery system, demonstrates significant fuel savings for rail system operators.
- Rail bearing reconditioning services continued to grow with the opening of a new facility in Mexico and introduction of mobile bearing reconditioning in Africa.

OUTLOOK

- Reduced demand expected in North America for new rail equipment.
- Strong demand expected to continue in global rail passenger equipment market.
- Rail bearing refurbishment continues to grow with opening of facility in Brazil.
- New global partnerships expected to strengthen market position.



AEROSPACE & SUPER PRECISION APPLICATIONS

Supplies bearings, new and refurbished components and precision assemblies to aerospace, medical, dental, robotics, semiconductor and space flight industries. Aerospace applications: aircraft and helicopter engines, gearboxes, transmissions, landing wheels, flight and fuel controls. Super Precision applications: semiconductor robotic equipment; X-ray machines; medical instruments and other industrial assemblies. Dental applications: handpiece components, assemblies and repairs.

2001 HIGHLIGHTS/FACTS

- High penetration in military helicopter engines and gearboxes of ball, roller and tapered roller bearings sustained business during commercial downturn.
- Received first order for FLIGHT-PAC™ aircraft landing wheel package.
- Introduced new bearings and assemblies for robotic applications in semiconductor equipment industry.
- Expanded dental handpiece repair and parts distribution in the U.S. and Europe.

OUTLOOK

- Aerospace commercial market weak and experiencing cyclical downturn; military steady to growing.
- Increase expected in aerospace bearing refurbishment business.
- Growth in dental business.
- Growth in semiconductor equipment industry as market recovers in late 2002.



EMERGING MARKETS APPLICATIONS

Provides tapered roller, cylindrical and spherical bearings and bearing repair and maintenance in China, India, central Europe and Russia. Serves automotive, industrial and rail markets.

2001 HIGHLIGHTS/FACTS

- Timken bought out bearing joint-venture partner in China.
- Yantai Timken received QS 9000 quality certification and started exporting Timken® products to U.S. and Europe.
- Timken India received ISO 14001 environmental certification.
- Launched a series of integrated products for railways in India.
- Timken India began production of Timken® Class "E" AP™ bearings for railways worldwide.
- Established new sales and service company in Moscow to serve growing Russian customer base.
- Supplied cylindrical backup roll bearings for Chinese steel mill.

OUTLOOK

- Continued expansion of Timken distribution network in emerging markets.
- Sourcing of products from emerging markets expected to increase rapidly.





STEEL

ALLOY STEEL APPLICATIONS

Produces high-quality bar and seamless mechanical tubing. Applications: bearings of all types; aerospace industry uses, including aircraft engine main shafts; landing gear and high-strength fasteners; oil and gas drilling tools and perforating guns; construction and farm applications, including hydraulic cylinders, axles, crankshafts; and automotive and truck powertrain and driveline performance components, including gears, shifter sleeves, crankshafts and constant velocity joint components.

2001 HIGHLIGHTS/FACTS

- Installed large-diameter cold-pilger capacity.
- Developed low-nitrogen steel solution for Amtrak's high-speed trains.
- Installed first-generation laser ultrasonic tube gauging technology at Gambrinus Steel Plant in Canton, Ohio, optimizing tube manufacturing.
- Developed special tellurium grade steel for transmissions for an automotive customer.

OUTLOOK

- Inventories throughout supply chain ended 2001 at or near historical lows, providing impetus for more rapid recovery.
- Continued expansion into intermediate alloy bar markets.
- Import relief anticipated, resulting from proposed governmental trade actions.
- Slow growth beginning mid-year in tubing business, as energy and industrial markets begin to recover.



PRECISION STEEL COMPONENTS APPLICATIONS

Supplies automotive and industrial customers with semifinished and finished parts for power-transfer drive-train applications, including internal ring gears, sun gears, races, hubs, clutch shafts, axle shafts, track pins, constant velocity joint cages and outer race prop shafts.

2001 HIGHLIGHTS/FACTS

- Launched European components business with the Bamarec acquisition in France.
- Expanded gearing capabilities through a strategic alliance with Axicon Technologies.
- Increased market share across product range, despite a downturn in manufacturing.

OUTLOOK

- Continued focus on international growth.
- Automotive and industrial business will grow in 2002.
- Continued expansion into additional products, including subassemblies.

SPECIALTY STEEL APPLICATIONS

Produces and distributes more than 300 specialty grades of steel for medical implants, aircraft landing gear, corrosion-resistant petrochemical equipment, high-performance metal cutting and forming tools, custom knife blades and high-temperature fasteners.

2001 HIGHLIGHTS/FACTS

- Expanded e-business with distributors and customers.
- Achieved record sales of DuraTech™ high-performance powder metallurgy steels.
- Sold precision flat-ground tool steel business.
- Opened new 183,000 square-foot distribution center in Vienna, Ohio.
- Began supplying material for camshafts in Cosworth racing engines.
- Began producing shaped preforms of aerospace structural alloys for the forging industry.
- Increased specialty steel sales to aerospace industry by 42%.

OUTLOOK

- General tooling market expected to remain flat while high-performance demand grows.
- E-business procurement/ on-line bidding to increase by more than 50%.
- E-business sales expected to increase.

financial information

contents

20	Consolidated Statement of Income
	Management's Discussion and Analysis Summary
21	Management's Discussion and Analysis of the Statement of Income
24	Consolidated Balance Sheet
	Management's Discussion and Analysis of the Balance Sheet
26	Consolidated Statement of Cash Flows
	Management's Discussion and Analysis of the Statement of Cash Flows
27	Management's Discussion and Analysis of Other Information
28	Consolidated Statement of Shareholders' Equity
29	Notes to Consolidated Financial Statements
	Significant Accounting Policies
30	Impairment and Restructuring Charges
31	Comprehensive Income
	Acquisitions
	Earnings Per Share
32	Financing Arrangements
	Financial Instruments
33	Stock Compensation Plans
34	Retirement and Postretirement Benefit Plans
35	Research and Development
	Contingencies
36	Segment Information
38	Income Taxes
39	Report of Independent Auditors
	Forward-Looking Statements
40	Summary of Operations and Other Comparative Data
42	Directors and Officers
43	Shareholder Information

consolidated statement of income

	2001	Year Ended December 31 2000	1999
(Thousands of dollars, except per share data)			
Net sales	**$ 2,447,178**	$ 2,643,008	$ 2,495,034
Cost of products sold	**2,046,458**	2,142,135	2,002,366
Gross Profit	**400,720**	500,873	492,668
Selling, administrative and general expenses	**363,683**	367,499	359,910
Impairment and restructuring charges	**54,689**	27,754	-0-
Operating (Loss) Income	**(17,652)**	105,620	132,758
Interest expense	**(33,401)**	(31,922)	(27,225)
Interest income	**2,109**	3,479	3,096
Other income (expense)	**22,061**	(6,580)	(9,638)
(Loss) Income Before Income Taxes	**(26,883)**	70,597	98,991
Provision for income taxes	**14,783**	24,709	36,367
Net (Loss) Income	**$ (41,666)**	$ 45,888	$ 62,624
Earnings Per Share	**$ (0.69)**	$ 0.76	$ 1.01
Earnings Per Share-Assuming Dilution	**$ (0.69)**	$ 0.76	$ 1.01

See accompanying Notes to Consolidated Financial Statements on pages 29 through 38.

md&a summary

The U.S. industrial manufacturing recession deepened during 2001, causing a 7.4% drop in sales for the year, which impacted operating profits and contributed to a net loss in 2001. In 2001, net sales were $2.447 billion, compared to $2.643 billion in 2000.

Through the end of 2001, the company recorded $67.3 million in restructuring and implementation charges related to its strategic global refocusing of manufacturing operations. These special charges related to both the $55 million restructuring program that concluded during the first quarter of 2001 and to the second phase announced in April 2001. Excluding these special charges and a receipt of $31.0 million resulting from the U.S. Continued Dumping and Subsidy Offset Act (CDSOA), the company recorded in 2001 pretax income of $11.0 million (aftertax loss of $5.6 million). Including these items, the company reported a net loss of $41.7 million, compared with net income of $45.9 million in 2000.

Cash increased by $22.5 million in 2001, and debt decreased to $497.0 million at the end of 2001, from $514.6 million a year ago. The company took aggressive actions during the year to lower inventories and control other costs to generate cash and reduce debt.

Continuing weakness in global automotive and industrial demand and the U.S. manufacturing recession caused the 2001 decrease in sales and profit. Light vehicle production was down and truck production fell dramatically. Globally, shipments for industrial products fell in 2001. North American rail markets remained depressed, with railcar production at its lowest level since 1992. Aerospace and super precision sales increased modestly. Sales of steel products in all markets, except aerospace, were significantly lower. The sharp decline in sales and a reduction in customers' steel inventories lowered steelmaking capacity utilization, which hurt profitability. In addition, the strong U.S. dollar continued to adversely impact business competitiveness in global markets.

During the year, as a result of the company's restructuring efforts and the economic downturn, the workforce was reduced by 1,739 positions by the end of 2001, a reduction of 8.5%.

The company completed several acquisitions, joint ventures and strategic alliances in 2001.

In the first quarter, the company entered into a joint venture with another bearing manufacturer in Brazil to produce forged and turned steel rings. The company also entered into two e-business joint ventures, one in North America and one in Europe, to provide e-business services for North American and European industrial distributors. The company purchased the assets of Score International, Inc., a manufacturer of dental handpiece repair tools, and completed the buyout of its Chinese joint venture partner in Yantai Timken Company Limited. Further, the previously announced sale of the tool and die steel operations of Timken Latrobe Steel – Europe was finalized. At the end of the first quarter, Steve Perry, vice president – human resources, purchasing and communications, retired from the company to accept President Bush's appointment as administrator of the General Services Administration.

In the second quarter, the company announced the second phase of its restructuring, affecting virtually every Timken manufacturing site worldwide and establishing a foundation for accelerating the company's growth initiatives. The company announced its intent to close bearing plants in Columbus, Ohio and Duston, England, and to sell a tooling plant in Ashland, Ohio. The company entered into a strategic alliance with Axicon Technologies in Pittsburgh, Pennsylvania to develop advanced gearing products. Also, the company formed a joint venture with Bardella S.A. Indústrias Mechânicas (Bardella) to provide industrial services to the steel and aluminum industries in Brazil.

In the third quarter, the company continued to experience the impact of prolonged economic deterioration. As a result, the company accelerated its previously announced manufacturing strategy initiative, which included stepping up the closing of the Columbus and Duston bearing plants and reducing salaried employment by an additional 300 associates primarily in North America and Western Europe.

In the fourth quarter, the company acquired Lecheres Industries SAS, parent company of Bamarec, S.A., a precision component manufacturer in France. In early November, the Columbus rail bearing plant was closed ahead of schedule. In response to the continued economic weakness experienced in the manufacturing sector throughout the year and projections of a slow economic recovery, the company's board of directors reduced the quarterly dividend from $0.18 to $0.13. The $31.0 million payment from the U.S. Treasury Department under CDSOA resulted from a requirement that tariffs collected on dumped imports be directed to the industries harmed.

On December 19, the board of directors elected Glenn Eisenberg as executive vice president – finance and administration. Mr. Eisenberg succeeds Gene Little, senior vice president – finance, who will retire in mid-2002 after 35 years of service. Mr. Eisenberg began his duties on January 10, 2002.

On January 1, 2002, the members of the European Union ceased using their national currencies and began using the common currency, the Euro. During 2001, the company evaluated the business implications of this impending conversion, including the adaptation of internal systems to accommodate Euro transactions, the competitive implications of cross-border pricing and other strategic issues. As of December 31, 2001, all of the company's affected subsidiaries had been converted and the Euro conversion did not have a material impact on the company's financial condition or results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE STATEMENT OF INCOME

2001 compared to 2000

The company reported net sales of $2.447 billion, a decrease of 7.4% from $2.643 billion in 2000. Continuing weakness in global automotive and industrial demand and the U.S. manufacturing recession contributed to the decreased sales and profits for 2001. The strong U.S. dollar continued to hurt business competitiveness in global markets. The company experienced declining demand in key sectors, including North American heavy truck and rail, as well as inventory balancing in the North American light truck and SUV market. Globally, demand for industrial products decreased in 2001. Aerospace and super precision sales increased modestly over 2000 levels. Sales of steel products in all markets except aerospace were significantly lower.

Gross profit in 2001 was $400.7 million (16.4% of net sales), down from $500.9 million (19.0% of net sales). The impact of the lower sales volume, fueled by weakened automotive and industrial product demand as well as reduced operating levels to control inventory, reduced profitability in 2001, compared to 2000. In 2001, gross profit included $7.7 million in reorganization and implementation costs compared to $4.1 million in 2000. In 2001, the economic downturn resulted in a reduction of 777 positions, and restructuring efforts led to 762 reductions.

The operating loss for 2001 was $17.6 million, compared to income of $105.6 million in 2000. In 2001, the company recorded restructuring costs of $54.7 million and $12.6 million of implementation and reorganization costs, compared to $27.8 million in restructuring costs and $11.1 million in reorganization costs in 2000. Selling, administrative and general expenses decreased to $363.7 million (14.9% of net sales) in 2001, compared to $367.5 million (13.9% of net sales) in 2000. This decrease was primarily caused by reduced compensation expense. The salaried workforce reduction, which occurred during the second half of 2001, is expected to significantly reduce selling, administrative and general expense in 2002.

The $55 million restructuring program announced in March 2000 concluded during the first quarter of 2001, with total charges of $49.4 million ($10.5 million in 2001) recorded for impairment, restructuring and reorganization. Of the $49.4 million total charges recorded between March 2000 and March 2001, $20.7 million were impairment expenses, $13.0 million related to restructuring expenses and $15.7 million were reorganization expenses. During the year, $2.0 million in restructuring expenses were reversed as a result of an overaccrual in severance for associates included in the first phase of restructuring but who were not severed. Total payments of $13.0 million have been disbursed as of December 31, 2001. Estimated savings related to this program realized through the end of 2001 approximate $26 million before taxes. During 2001, 106 positions were identified and exited the company due to the initial restructuring. Combined with positions eliminated during 2000, this resulted in a total elimination of 694 positions as part of the initial restructuring.

In April 2001, the company announced a strategic global refocusing of its manufacturing operations to establish a foundation for accelerating the company's growth initiatives. This second phase of the company's transformation includes creating focused factories for each product line or component, replacing specific manufacturing processes with state-of-the-art processes through the company's global supply chain, rationalizing production to the lowest total cost plants in the company's global manufacturing system and implementing lean manufacturing process redesign to continue to improve quality and productivity. The company announced its intention to close bearing plants in Columbus, Ohio and Duston, England, and to sell a tooling plant in Ashland, Ohio. These changes were expected to affect production processes and employment as the company reduces positions by about 1,500 by the end of 2002.

In light of the market weakness experienced throughout 2001, the company announced in June that it was stepping up the strategic refocusing of its manufacturing operations. This included accelerating the previously announced closings in Columbus and Duston. The Columbus bearing plant ceased manufacturing operations on November 9, while the Duston plant is expected to close in mid-2002. The company announced additional cost-saving actions in August. The company took steps to further reduce capital spending, delay or scale back certain projects and reduce salaried employment. The reductions affected about 300 salaried associates concentrated in North America and Western Europe. The affected associates exited the company by the end of 2001.

As a result of the program announced in April, the company targeted an annualized pretax rate of savings of approximately $100 million by the end of 2004. To implement these actions, the company expects to take approximately $100-$110 million in severance, impairment and implementation charges by the end of 2002. As of the end of 2001, the company achieved estimated annualized savings of $21 million.

The actual charges incurred for this program to date total $56.8 million. Of that amount, $15.1 million were curtailment charges, $1.5 million were related to impaired assets, $30.8 million were severance expenses, $1.4 million were exit costs and the remaining $8.0 million were implementation charges classified as cost of products sold ($4.1 million) and selling, administrative and general expenses ($3.9 million). The curtailment charges of $15.1 million were for the pension and postretirement benefits related to the shutdown of the Columbus plant. The $30.8 million of severance costs and $1.4 million in exit costs were related to the shutdown of the Columbus and Duston plants as well as reductions in the salaried workforce. As of December 31, 2001, cash payments of $9.1 million have been made for severance, resulting in a remaining accrual balance of $21.4 million. Of the total $30.8 million in severance costs, $0.3 million was paid and expensed when incurred.

Since the announcement in April, 856 associates left the company by the end of 2001. Of that number, 618 people were from the Duston and Columbus plants, Canadian Timken Ltd., and associates included in the worldwide salaried workforce reduction for whom severance has been paid. The remaining 238 associates retired or voluntarily left the company through the end of the year, and their positions have been eliminated.

The majority of the increase in income reflected in other income (expense) in 2001 versus 2000 came from the $31.0 million CDSOA payment as well as gain on sales of property in Canada and Germany. This income was partially offset by the increased foreign currency translation losses recorded by the company during 2001. Foreign currency translation losses related to non-hyperinflationary economies totaled $0.9 million in 2001, compared to income of $2.6 million in 2000. The increase in translation losses is related to the continued weakening of European currencies against a strong U.S. dollar and the devaluation of the Brazilian real during 2001. The company's subsidiary in Romania is considered to operate in a highly inflationary economy. In 2001, the company recorded unrealized exchange losses of $2.3 million related to the translation of Timken Romania's financial statements, compared to $4.0 million in 2000. The expense was impacted by the strength of the U.S. dollar.

Although the company recorded a loss before income taxes for the twelve months ended December 31, 2001, a consolidated tax provision has been recorded as a result of the company generating income in certain jurisdictions on which taxes must be provided and losses in other jurisdictions, which are not available to reduce overall tax expense.

The Automotive Bearings Business includes products for passenger cars, light and heavy trucks and trailers. The decline in global automotive demand that began in the second half of 2000 continued to negatively impact sales of automotive bearings during 2001. Global Automotive Bearings' sales for 2001 fell 10.6% to $751.0 million from $839.8 million in 2000. North American automotive bearings sales were down compared to 2000. Production levels were adversely impacted by increased import and transplant penetration in light vehicles and vehicle inventory reduction. Light truck production was down 8% from 2000, medium and heavy truck production was down 35% and trailer production down 44% from 2000 levels. In Europe, automotive bearing sales decreased compared to 2000 levels. The company anticipates that key automotive markets will be weaker in 2002 compared to 2001. New platform launches are expected to improve the company's performance in the automotive sector in 2002. Excluding $31.0 million in restructuring, impairment and implementation charges and the favorable $3.0 million allocated portion of the CDSOA payment, Automotive Bearings' earnings before interest and income taxes (EBIT) was a loss of $11.9 million in 2001. Excluding $3.0 million in restructuring, impairment and implementation charges in 2000, Automotive Bearings' EBIT reflected income of $27.6 million. Including these special charges in 2001 and 2000 and the CDSOA payment in 2001, Automotive Bearings' EBIT was a loss of $39.9 million, compared to income of $24.6 million in 2000. The decline in EBIT was caused by lower sales volume, pricing pressures, higher electricity, natural gas and raw material costs and reduced plant activity, resulting in higher unabsorbed manufacturing costs. In 2001, a change was made to the corporate center cost allocation methodology to better align corporate costs, such as research and development, with the business receiving the direct benefit. Automotive Bearings' selling, administrative and general expenses were higher than a year ago, primarily due to the increased allocation of corporate center expenses to the business and increased reorganization expense.

The Industrial Bearings Business includes industrial, rail, aerospace and super precision products as well as emerging markets in China, India and Central and Eastern Europe. Industrial Bearings' net sales were $882.3 million, a decrease of 4.5% from 2000 net sales of $923.5 million. Globally, demand for industrial products decreased in 2001. In addition, aerospace and super precision sales increased about 10% in 2001 compared to 2000, but were offset by the continued decline in rail sales. North American railcar production is at its lowest level since 1992. Rail markets are expected to remain depressed. The company anticipates that industrial markets will start to improve in the second half of 2002. The decrease in commercial aerospace sales should be mitigated by the increased military spending. Excluding $33.6 million in restructuring, impairment and implementation charges and the favorable $28.0 million allocated portion of the CDSOA payment, Industrial Bearings' EBIT was $37.7 million in 2001, compared to $72.4 million in 2000, which excluded $18.1 million in restructuring, impairment and implementation charges. Including these special charges in 2001 and 2000 and the CDSOA payment in 2001, Industrial Bearings' EBIT was $32.1 million in 2001, compared to $54.3 million in 2000. Lower sales volume, unfavorable product mix, higher electricity and natural gas costs and lowered production levels reduced profitability in 2001, compared to 2000. Improved EBIT performance in aerospace and super precision was not enough to offset the decline in profitability experienced in the overall Industrial Bearings' segment. Industrial Bearings' selling, administrative and general expenses in 2001 were lower, compared to a year ago. Although the reserve for doubtful accounts increased year over year as a result of a rail customer's bankruptcy filing in 2001, this increase was more than offset by the favorable impact on Industrial Bearings' expenses resulting from the change made in the corporate center cost allocation methodology to better align corporate costs with the business receiving the direct benefit.

Steel's net sales, including intersegment sales, decreased by 10.8% to $960.4 million, compared to $1.076 billion in 2000. Weaker customer demand in the last half of 2001 led to lower sales in nearly all Steel business sectors. The exceptions were sales to aerospace and oil country customers, which increased modestly from 2000 levels. Automotive demand, which began softening in the fourth quarter of 2000 and continued throughout 2001, negatively impacted Steel sales. Sales to bearing customers decreased. Imports continued to negatively affect the Steel business by lowering market prices in the U.S. In addition, the strong U.S. dollar continued to hurt Steel business competitiveness in global markets. In June 2001, President Bush directed the U.S. International Trade Commission (ITC) to initiate an investigation on steel imports under Section 201 of U.S. trade law, urging multilateral negotiations to reduce global excess steel capacity and calling for multilateral negotiations to address market-distorting factors in the world steel trade. Steel contributed to the investigation by completing the ITC questionnaires. In late October, the ITC voted and affirmed that injury had been caused related to hot-rolled and cold-finished bars as well as tool steels. The final remedies from the recent Section 201 filings are expected to be announced in the first quarter of 2002. Only slight improvements in demand are expected in early 2002, compared to very weak steel demand in the fourth quarter of 2001. In general, steel demand across most business sectors is expected to remain weak through the first half of 2002. Excluding Steel's portion of the restructuring, impairment and implementation charges of $2.7 million, Steel's EBIT in 2001 decreased 67.7% to $12.0 million, compared to $37.1 million in 2000, which excluded $17.8 million in special charges. Including restructuring, impairment and implementation charges, Steel EBIT was $9.3 million, compared to $19.3 million in 2000. Due to pressure from imports, Steel has had to lower prices to maintain market share in certain segments, resulting in lower margins. The decline in EBIT was primarily due to lower sales volume and reduced operating levels in response to market conditions. However, continued cost-cutting actions and lower raw material and energy costs in the last half of 2001 favorably impacted EBIT performance. The average unit cost for natural gas was higher in 2001 compared to 2000, but reduced operating levels caused natural gas consumption in 2001 to be lower than 2000. Steel's selling, administrative and general expenses in 2001 decreased, compared to a year ago. Although there were increased costs associated with the alliance with Axicon Technologies, Inc. and the recent acquisition of Lecheres Industries SAS, these increases were offset by the cost savings obtained from various cost-reduction programs implemented by the business during 2001. In addition, Steel had a favorable impact on its expenses as a result of the change made in 2001 in the corporate center cost allocation methodology used to better align corporate costs with the business receiving the direct benefit.

2000 compared to 1999

Net sales increased in 2000 by 5.9% to $2.643 billion. North American light vehicle demand remained steady through October 2000, but began to decline during the fourth quarter and fell sharply in December as manufacturers lowered production and worked down inventories. Heavy truck demand weakened significantly in the second half of 2000. Industrial markets stagnated or showed slight weakening during the second half of 2000. Although the Euro strengthened in late 2000, its earlier devaluation against the U.S. dollar and British pound enabled European producers to export into North America with lower prices, which put more pressure on prices and operating margins. In addition, the Euro's earlier depressed value substantially eroded margins on products manufactured in the U.S. and the United Kingdom and sold throughout the rest of Europe. The North American rail industry continued to be weak, while aerospace and super precision markets strengthened slightly in the second half of 2000. Latin America remained strong during 2000, but showed some signs of weakening late in the year. Sales in Asia Pacific were up slightly over 1999's levels. Gross profit increased 1.7% from $492.7 million (19.7% of sales) to $500.9 million (19.0% of sales). The stronger performance in 2000 was driven by changes in sales mix, with growth in higher margin industrial sales offsetting weakening automotive sales. Also, higher manufacturing volumes and cost improvements made during 2000 offset higher contract wage and benefit costs in the U.S. In March 2000, the company announced an acceleration of its global restructuring. Implementation, employee severance and non-cash impairment charges of $55 million were expected through the first quarter of 2001, with $38.9 million recorded during 2000. The originally announced $35 million in annual savings was revised to $29 million, primarily as a result of canceling certain tax initiatives and European distribution operational problems. Of the $38.9 million of charges recorded, about $16.8 million related to non-cash asset impairment and abandoned acquisition expenses. Severance expenses accounted for $11.0 million, and reorganization costs were $11.1 million. As of December 31, 2000, the workforce was reduced by 612 positions. Cash expenditures relating to the restructuring efforts in 2000 amounted to $8.0 million and were paid from operations. Operating income decreased 20.5% from $132.8 million to $105.6 million. Selling, administrative and general expenses increased to $367.5 million (13.9% of net sales) in 2000 as compared to $359.9 million (14.4% of net sales) in 1999, primarily due to reorganization costs. Other expense decreased in 2000 as a result of lower foreign currency translation losses. Taxes in 2000 represented 35.0% of income before taxes compared to 36.7% in 1999. The lower effective tax rate was due primarily to use of foreign and state tax credits, as well as benefits derived from settlement of federal income tax issues and amended foreign sales corporation income tax returns.

consolidated balance sheet

(Thousands of dollars)	December 31 2001	2000
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 33,392**	$ 10,927
Accounts receivable, less allowances: 2001–$14,976; 2000–$11,259	**307,759**	354,972
Deferred income taxes	**42,895**	43,094
Refundable income taxes	**15,103**	-0-
Inventories:		
Manufacturing supplies	**36,658**	40,515
Work in process and raw materials	**212,040**	247,806
Finished products	**180,533**	201,228
Total Inventories	**429,231**	489,549
Total Current Assets	**828,380**	898,542
Property, Plant and Equipment		
Land and buildings	**488,540**	489,254
Machinery and equipment	**2,483,253**	2,485,125
	2,971,793	2,974,379
Less allowances for depreciation	**1,666,448**	1,610,607
Property, Plant and Equipment-Net	**1,305,345**	1,363,772
Other Assets		
Costs in excess of net assets of acquired businesses, less accumulated amortization: 2001–$47,288; 2000–$41,228	**150,041**	151,487
Intangible pension asset	**136,118**	88,405
Miscellaneous receivables and other assets	**63,499**	43,974
Deferred income taxes	**27,164**	-0-
Deferred charges and prepaid expenses	**22,537**	17,925
Total Other Assets	**399,359**	301,791
Total Assets	**$ 2,533,084**	$ 2,564,105

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE BALANCE SHEET

Total assets decreased by $31.0 million. This decrease was the result of the company monitoring working capital and decreasing capital expenditures. Accounts receivable decreased by $47.2 million from December 31, 2000. The company's consolidated number of days' sales in receivables at December 31, 2001 was 51 days, compared to 53 days as of December 31, 2000. The decreases were the result of reduced sales levels and concentrated cash collection efforts.

The decrease in inventories was $60.3 million. The company's consolidated number of days' supply in inventory at December 31, 2001 was 105 days, compared to 108 days a year ago. This was the lowest level ever in the company's history. Steel's inventory levels were reduced in 2001 through effective management and structural improvements. The company uses the LIFO method of accounting for approximately 73% of its inventories. Under this method, the cost of products sold approximates current costs and, as such, reduces distortion in reporting due to inflation. Depreciation charged to operations is based on historical cost and is significantly less than if it were based on replacement value.

Miscellaneous receivables and other assets increased $19.5 million from December 31, 2000. This was primarily a result of the company funding affiliations and joint ventures. These include the Brazilian automotive joint venture with another bearing manufacturer, the industrial repair and engineering services joint venture in Brazil with Bardella, e-business joint ventures in the United States and Europe, the strategic alliance between Axicon Technologies, Inc. and Precision Steel Components, and the equity investment in Pel Technologies, LLC.

The intangible pension asset increased by $47.7 million from December 31, 2000. In 2001, the company recorded additional pension liability, which is included in accrued pension cost. This additional pension liability generated a non-cash aftertax charge to accumulated other comprehensive loss of $122.5 million. Lower investment performance, which reflected lower stock market returns, and lower interest rates reduced the company's pension fund asset values and increased the company's defined benefit pension liability, respectively.

The non-current deferred income tax asset increased at December 31, 2001 as a result of higher minimum pension liability and postretirement benefits. These deferred income tax assets are realizable in future years. Losses incurred in tax jurisdictions outside of the U.S. during 2001 have been fully reserved by increasing the valuation allowance for deferred income taxes.

(Thousands of dollars)	December 31 2001	2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Commercial paper	**$ 1,962**	$ 76,930
Short-term debt	**84,468**	105,519
Accounts payable and other liabilities	**258,001**	239,182
Salaries, wages and benefits	**254,291**	137,320
Income taxes	**-0-**	1,527
Current portion of long-term debt	**42,434**	26,974
Total Current Liabilities	**641,156**	587,452
Non-Current Liabilities		
Long-term debt	**368,151**	305,181
Accrued pension cost	**317,297**	237,952
Accrued postretirement benefits cost	**406,568**	394,097
Deferred income taxes	**-0-**	11,742
Other non-current liabilities	**18,177**	22,999
Total Non-Current Liabilities	**1,110,193**	971,971
Shareholders' Equity		
Class I and II Serial Preferred Stock without par value:		
Authorized–10,000,000 shares each class, none issued	**-0-**	0-
Common stock without par value:		
Authorized–200,000,000 shares		
Issued (including shares in treasury) 63,082,626 shares		
Stated capital	**53,064**	53,064
Other paid-in capital	**256,423**	256,873
Earnings invested in the business	**757,410**	839,242
Accumulated other comprehensive loss	**(224,538)**	(84,913)
Treasury shares at cost (2001 – 3,226,544 shares; 2000 – 3,117,469 shares)	**(60,624)**	(59,584)
Total Shareholders' Equity	**781,735**	1,004,682
Total Liabilities and Shareholders' Equity	**$ 2,533,084**	$ 2,564,105

See accompanying Notes to Consolidated Financial Statements on pages 29 through 38.

Accounts payable and other liabilities increased by $18.8 million, primarily due to recording higher accruals for severance related to the restructuring announced in April 2001. In addition, the 2001 acquisitions of Lecheres Industries SAS and Score International, Inc. increased accounts payable and accrued taxes year over year. The increase in salaries, wages and benefits of $117.0 million is attributable to increased current pension and postretirement liabilities.

The company continues to value the importance of a strong credit profile. Standard & Poor's Rating Services' (S&P) rating of the company's long-term senior debt remains A-. S&P revised its outlook on the company from stable to negative and affirmed all ratings on the company's debt. In addition, Moody's Investors Service (Moody's) downgraded the company's long-term senior debt rating from A3 to Baa1 and revised its ratings outlook from stable to negative. Moody's affirmed the company's short-term debt rating.

The 38.9% *debt-to-total-capital ratio was higher than the 33.9%* at the end of 2000, due to the decrease in shareholders' equity. Debt decreased by $17.6 million, from $514.6 million at the end of 2000 to $497.0 million at December 31, 2001. Although debt increased *during the year to fund increases to working capital and to fund capital* expenditures related to the manufacturing strategy initiative, this increase was more than offset by the company's focused actions during the year to lower inventories and control other costs to generate cash and reduce debt. The proceeds realized from the company's issuance of $75.0 million in medium-term notes in August 2001 were used to pay down outstanding commercial paper. Capital spending in 2001 decreased 37.1% to $102.3 million from total 2000 capital spending of $162.7 million, as a result of the company effectively monitoring asset maintenance and replacement as well as managing capital spending related to the manufacturing strategy initiative.

Shareholders' equity decreased primarily as a result of the minimum pension liability adjustment of $122.5 million, net loss of $41.7 million, payment of dividends to shareholders of $40.2 million for the year and non-cash foreign currency translation adjustments of $15.9 million, resulting from the fluctuation in exchange rates for various currencies due to the strong U.S. dollar.

consolidated statement of cash flows

	Year Ended December 31		
	2001	2000	1999
(Thousands of dollars)			
CASH PROVIDED (USED)			
Operating Activities			
Net (loss) income	**$ (41,666)**	$ 45,888	$ 62,624
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**152,467**	151,047	149,949
Deferred income tax provision	**23,013**	10,585	20,760
Common stock issued in lieu of cash to benefit plans	**1,441**	1,303	467
Non-cash portion of impairment and restructuring charges	**41,832**	16,813	-0-
Changes in operating assets and liabilities:			
Accounts receivable	**44,803**	(22,536)	12,390
Inventories	**51,247**	(52,566)	6,551
Other assets	**(16,897)**	(172)	13,307
Accounts payable and accrued expenses	**(72,483)**	4,046	13,291
Foreign currency translation gain	**(3,886)**	(1,296)	(1,921)
Net Cash Provided by Operating Activities	**179,871**	153,112	277,418
Investing Activities			
Purchases of property, plant and equipment–net	**(86,377)**	(152,506)	(164,872)
Acquisitions	**(12,957)**	-0-	(29,240)
Net Cash Used by Investing Activities	**(99,334)**	(152,506)	(194,112)
Financing Activities			
Cash dividends paid to shareholders	**(40,166)**	(43,562)	(44,502)
Purchases of treasury shares	**(2,931)**	(24,149)	(14,271)
Proceeds from issuance of long-term debt	**80,766**	3,478	4,076
Payments on long-term debt	**(2,176)**	(3,595)	(20,867)
Short-term debt activity–net	**(90,980)**	70,865	(411)
Net Cash (Used) Provided by Financing Activities	**55,487)**	3,037	(75,975)
Effect of exchange rate changes on cash	**(2,585)**	(622)	255
Increase In Cash and Cash Equivalents	**22,465**	3,021	7,586
Cash and cash equivalents at beginning of year	**10,927**	7,906	320
Cash and Cash Equivalents at End of Year	**$ 33,392**	$ 10,927	$ 7,906

See accompanying Notes to Consolidated Financial Statements on pages 29 through 38.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE STATEMENT OF CASH FLOWS

2001 compared to 2000

Cash and cash equivalents increased $22.5 million in 2001. Net cash provided by operating activities in 2001 was $179.9 million, compared to $153.1 million in 2000. Excluding the impact of the $31.0 million CDSOA payment, net cash provided by operating activities would have been comparable to 2000. Cash generated from income in 2001 was used to fund working capital changes, the restructuring and capital expenditures and to pay down debt. Accounts receivable provided $44.8 million in cash. The decrease in inventories provided $51.2 million in cash during 2001. Cash was used as a result of the $72.5 million decrease in accounts payable and accrued expenses. Although accounts payable and accrued expenses increased in 2001, the cash flow effect of this increase in accruals was offset by the non-cash impact of the severance accruals and postretirement benefit reserves related to the Duston and Columbus plant closings as well as the salaried workforce reduction and other manufacturing strategy initiatives. The costs associated with the closing of the Columbus and Duston plants and other manufacturing strategy initiatives were included in the restructuring announced in April 2001. The costs associated with the salaried workforce reduction were included in the accelerated restructuring announced in August 2001.

Purchases of property, plant and equipment–net were $86.4 million compared to $152.5 million in 2000. In light of the weak economy, the company focused attention on cash conservation and controlled capital spending, while taking into account acceleration of the manufacturing strategy initiatives. The company generated more than $100 million in free cash flow. Free cash flow is defined as net cash provided by operating activities, less purchases of property, plant and equipment-net, adjusted for tax payments versus tax provided. Although the company implemented manufacturing strategy initiatives, cash was used to fund focused growth initiatives such as acquiring Score International, Inc., completing the buyout of its 40% minority interest Chinese joint venture partner in Yantai Timken Company Limited and purchasing Lecheres Industries SAS.

In August 2001, the company issued $75.0 million in medium-term notes, and the proceeds were used to pay down outstanding commercial paper. Funds were used by the company to repurchase 206,300 shares of the company's common stock to be held in treasury as authorized under the company's 2000 stock purchase plan. The 2000 common stock purchase plan authorizes the company to buy in the open market or in privately negotiated transactions up to 4 million shares of common stock, which are to be held as treasury shares and used for specified purposes. The company may exercise this authorization until December 31, 2006. As of December 31, 2001, approximately 3.8 million shares remain outstanding pursuant to the plan. The company does not plan to be active in the near future in repurchasing shares under this plan.

The company expects that any cash requirements in excess of cash generated from operating activities (such as those which may be required for potential future acquisitions and affiliations as well as cash contributions to the company's pension plans) could be met by short-term borrowing and issuance of medium-term notes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OTHER INFORMATION

In the second quarter of 2000, the ITC voted to revoke the industry's antidumping orders on imports of tapered roller bearings from Japan, Romania and Hungary. The ITC determined that revocation of the antidumping duty orders on tapered roller bearings from those countries was not likely to lead to continuation or recurrence of material injury to the domestic industry within a reasonably foreseeable time. The ITC upheld the antidumping duty order against China. The company has filed an appeal of the ITC's decision regarding Japan, which is still pending.

In 2001, the company decreased the discount rate for U.S.-based pension and postretirement benefit plans from 8.0% to 7.5% to reflect the decrease in year-end interest rates. The combined expense for U.S.-based pension and postretirement benefits plans is expected to decrease by about $10 million in 2002. This decrease primarily reflects curtailment charges taken in 2001 for the Columbus plant closure that will not recur in 2002. Contributions are projected to increase from 2001 levels.

Changes in short-term interest rates related to three separate funding sources impact the company's earnings. These sources are commercial paper issued in the United States, floating rate tax-exempt U.S. municipal bonds with a weekly reset mode and short-term bank borrowings at international subsidiaries. If the market rates for short-term borrowings increased by 1% around the globe, the impact would be an increase in interest expense of $1.2 million with the corresponding decrease in income before taxes of the same amount. The amount was determined by considering the impact of hypothetical interest rates on the company's borrowing cost, year-end debt balances by category and an estimated impact on the tax-exempt municipal bonds' interest rates.

Fluctuations in the value of the U.S. dollar compared to foreign currencies, predominately in European countries, also impact the company's earnings. The greatest risk relates to products shipped between the company's European operations and the United States. Foreign currency forward contracts and options are used to hedge these intracompany transactions. Additionally, hedges are used to cover third-party purchases of product and equipment. As of December 31, 2001, there were $19.5 million of hedges in place. A uniform 10% weakening of the dollar against all currencies would have resulted in a change of $1.5 million on these hedges. In addition to the direct impact of the hedged amounts, changes in exchange rates also affect the volume of sales or the foreign currency sales price as competitors' products become more or less attractive.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and certain other intangible assets are no longer amortized but are reviewed annually for impairment. Intangible assets that are separable and have a definite life will continue to be amortized over their useful lives. If, based on the impairment reviews, the related assets are found to be impaired, their carrying value is adjusted through a charge to earnings. The company will apply the new accounting rules for goodwill and other intangible assets, beginning in the first quarter of 2002. The company is currently evaluating the application of this complex accounting standard. It has identified five reporting units and is in the process of estimating the fair value of each reporting unit.

On December 31, 1998, certain countries that are members of the European Union fixed the conversion rates between their national currencies and a common currency, the Euro. The participating countries' former national currencies existed until January 1, 2002. During 2001, the company evaluated the business implications of conversion to the Euro, including the need to adapt internal systems to accommodate the various Euro-denominated transactions, the competitive implications of cross-border pricing and other strategic issues. The company established a Euro project team to manage the changes required to conduct business operations in compliance with Euro-related regulations. As of December 31, 2001, all of the company's affected subsidiaries were converted, and the Euro conversion did not have a material impact on the company's financial condition or results of operations for subsidiaries.

The company continues to protect the environment and comply with environmental protection laws. Additionally, it has invested in pollution control equipment and updated plant operational practices. The company is committed to implementing a documented environmental management system worldwide and to becoming certified under the ISO 14001 standard to meet or exceed customer requirements. By the end of 2001, the company's plants in Desford, England; Sosnowiec, Poland; Jamshedpur, India; and Lincolnton, North Carolina had obtained ISO 14001 certification. The company believes it has established adequate reserves to cover its environmental expenses and has a well-established environmental compliance audit program, which includes a proactive approach to bringing its domestic and international units to higher standards of environmental performance. This program measures performance against local laws as well as standards that have been established for all units worldwide. It is difficult to assess the possible effect of compliance with future requirements that differ from existing ones. As previously reported, the company is unsure of the future financial impact to the company that could result from the United States Environmental Protection Agency's (EPA's) final rules to tighten the National Ambient Air Quality Standards for fine particulate and ozone.

The company and certain of its U.S. subsidiaries have been designated as potentially responsible parties (PRP's) by the United States EPA for site investigation and remediation at certain sites under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund). The claims for remediation have been asserted against numerous other entities, which are believed to be financially solvent and are expected to fulfill their proportionate share of the obligation. Management believes any ultimate liability with respect to all pending actions will not materially affect the company's operations, cash flows or consolidated financial position.

consolidated statement of shareholders' equity

(Thousands of dollars)	Total	Common Stock: Stated Capital	Common Stock: Other Paid-In Capital	Earnings Invested in the Business	Accumulated Other Comprehensive Loss	Treasury Stock
Year Ended December 31, 1999						
Balance at January 1, 1999	$1,056,081	$ 53,064	$ 261,156	$ 818,794	$ (49,716)	$ (27,217)
Net income	62,624			62,624		
Foreign currency translation adjustments (net of income tax of $2,829)	(13,952)				(13,952)	
Minimum pension liability adjustment (net of income tax of $274)	(466)				(466)	
Total comprehensive income	48,206					
Dividends–$0.72 per share	(44,502)			(44,502)		
Purchase of 804,500 shares for treasury	(14,271)					(14,271)
Issuance of 152,425 shares from treasury[1]	467		(2,869)			3,336
Balance at December 31, 1999	$1,045,981	$ 53,064	$ 258,287	$ 836,916	$ (64,134)	$ (38,152)
Year Ended December 31, 2000						
Net income	45,888			45,888		
Foreign currency translation adjustments (net of income tax of $1,137)	(21,293)				(21,293)	
Minimum pension liability adjustment (net of income tax of $301)	514				514	
Total comprehensive income	25,109					
Dividends–$0.72 per share	(43,562)			(43,562)		
Purchase of 1,354,000 shares for treasury	(24,149)					(24,149)
Issuance of 123,068 shares from treasury[1]	1,303		(1,414)			2,717
Balance at December 31, 2000	$1,004,682	$ 53,064	$ 256,873	$ 839,242	$ (84,913)	$ (59,584)
Year Ended December 31, 2001						
Net loss	**(41,666)**			**(41,666)**		
Foreign currency translation adjustments (net of income tax of $963)	**(15,914)**				**(15,914)**	
Minimum pension liability adjustment (net of income tax of $61,892)	**(122,520)**				**(122,520)**	
Cumulative effect of change in method of accounting	**(34)**				**(34)**	
Change in fair value of derivative financial instruments	**(1,560)**				**(1,560)**	
Reclassification adjustments – contract settlements	**403**				**403**	
Total comprehensive loss	**(139,625)**					
Dividends–$0.67 per share	**(40,166)**			**(40,166)**		
Purchase of 206,300 shares for treasury	**(2,931)**					**(2,931)**
Issuance of 97,225 shares from treasury[1]	**1,441**		**(450)**			**1,891**
Balance at December 31, 2001	**$ 781,735**	**$ 53,064**	**$ 256,423**	**$ 757,410**	**$ (224,538)**	**$ (60,624)**

(1) Share activity was in conjunction with employee benefit and stock option plans. See accompanying Notes to Consolidated Financial Statements on pages 29 through 38.

notes to consolidated financial statements

1 SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts and operations of the company and its subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation.

Revenue Recognition: The company recognizes revenue when title passes to the customer. This is generally FOB shipping point except for certain exported goods, which is FOB destination. Selling prices are fixed based on purchase orders or contractual arrangements. Write-offs of accounts receivable have historically been low.

Cash Equivalents: The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories: Inventories are valued at the lower of cost or market, with 73% valued by the last-in, first-out (LIFO) method. If all inventories had been valued at current costs, inventories would have been $151,976,000 and $140,473,000 greater at December 31, 2001 and 2000, respectively.

Property, Plant and Equipment: Property, plant and equipment is valued at cost less accumulated depreciation. Provision for depreciation is computed principally by the straight-line method based upon the estimated useful lives of the assets. The useful lives are approximately 30 years for buildings, 5 to 7 years for computer software and 3 to 20 years for machinery and equipment.

Costs in Excess of Net Assets of Acquired Businesses: Costs in excess of net assets of acquired businesses (goodwill) are amortized on the straight-line method over 25 years for businesses acquired after 1991 and over 40 years for those acquired before 1991. The carrying value of goodwill is reviewed for recoverability based on the undiscounted cash flows of the businesses acquired over the remaining amortization period. Should the review indicate that goodwill is not recoverable, the company's carrying value of the goodwill would be reduced to fair value. In addition, the company assesses long-lived assets for impairment under Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Under those rules, goodwill associated with assets acquired in a purchase business combination is included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable. In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and certain other intangible assets are no longer amortized but are reviewed annually for impairment. Intangible assets that are separable and have a definite life will continue to be amortized over their useful lives. If, based on the impairment reviews, the related assets are found to be impaired, their carrying value is adjusted through a charge to earnings. The company will apply the new accounting rules for goodwill and other intangible assets, beginning in the first quarter of 2002. The company is currently evaluating the implications of SFAS No. 142. In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets, which provides guidance on the accounting for impairment or disposal of long-lived assets. SFAS No. 144 also provides guidance for differentiating between assets held and used and assets to be disposed of. The company will apply the new accounting rules for impairment, beginning January 1, 2002, and is evaluating the impact of adoption.

Income Taxes: Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the company's assets and liabilities.

The company plans to reinvest undistributed earnings of all non-U.S. subsidiaries. The amount of undistributed earnings that is considered to be indefinitely reinvested for this purpose was approximately $115,800,000 at December 31, 2001. Accordingly, U.S. income taxes have not been provided on such earnings. Based on financial information as of December 31, 2001, no additional U.S. income tax may be due if these earnings were distributed. However, such distributions would be subject to non-U.S. withholding taxes and secondary taxes on distributed profits totaling approximately $6,100,000.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

Foreign Currency Translation: Assets and liabilities of subsidiaries, other than those located in highly inflationary countries, are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected as a separate component of accumulated other comprehensive loss. Foreign currency gains and losses resulting from transactions and the translation of financial statements of subsidiaries in highly inflationary countries are included in results of operations. The company recorded foreign currency exchange losses of $3,211,000 in 2001, $1,467,000 in 2000 and $9,856,000 in 1999.

Earnings Per Share: Earnings per share are computed by dividing net (loss) income by the weighted-average number of common shares outstanding during the year. Earnings per share - assuming dilution are computed by dividing net (loss) income by the weighted-average number of common shares outstanding adjusted for the dilutive impact of potential common shares for options.

Derivative Instruments: Effective January 1, 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The statement required the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of a derivative that is designated as a hedge is immediately recognized in earnings. Certain of the company's holdings of forward foreign exchange contracts have been deemed derivatives pursuant to the criteria established in SFAS No. 133, of which the company has designated certain of those derivatives as hedges. The adoption of SFAS No. 133 did not have a significant effect on the company's financial position or results of operations.

Reclassifications: Certain amounts reported in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

2 IMPAIRMENT AND RESTRUCTURING CHARGES

It is the company's policy to recognize restructuring costs in accordance with Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and the SEC Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges." Impairment charges are recognized to write down assets to their fair value when assets are identified that have a history of negative operating results or cash flows, have limited or no future strategic use or when it is probable that the undiscounted cash flows of an asset are less than the current net book value.

The $55 million restructuring program announced in March 2000 concluded during the first quarter of 2001, with total charges of $49.4 million ($10.5 million in 2001) recorded for impairment, restructuring and reorganization. Of the $49.4 million total charges recorded between March 2000 and March 2001, $20.7 million were impairment expenses, $13.0 million related to restructuring expenses and $15.7 million were reorganization expenses. During the year, $2.0 million in restructuring expenses were reversed as a result of an overaccrual in severance for associates included in the first phase of restructuring but who were not severed. Total payments of $13.0 million have been disbursed as of December 31, 2001. Estimated savings related to this program realized through the end of 2001 approximate $26 million before taxes. During 2001, 106 positions were identified and exited the company due to the initial restructuring. Combined with positions eliminated during 2000, this resulted in a total elimination of 694 positions as part of the initial restructuring.

In April 2001, the company announced a strategic global refocusing of its manufacturing operations to establish a foundation for accelerating the company's growth initiatives. This second phase of the company's transformation includes creating focused factories for each product line or component, replacing specific manufacturing processes with state-of-the-art processes through the company's global supply chain, rationalizing production to the lowest total cost plants in the company's global manufacturing system and implementing lean manufacturing process redesign to continue to improve quality and productivity. The company announced its intention to close bearing plants in Columbus, Ohio, and Duston, England, and to sell a tooling plant in Ashland, Ohio. These changes were expected to affect production processes and employment as the company reduces positions by about 1,500 by the end of 2002.

In light of the market weakness experienced throughout 2001, the company announced in June that it was stepping up the strategic refocusing of its manufacturing operations. This included accelerating the previously announced closings in Columbus and Duston. The Columbus bearing plant ceased manufacturing operations on November 9, while the Duston plant is expected to close in mid-2002. The company announced additional cost-saving actions in August. The company took steps to further reduce capital spending, delay or scale back certain projects and reduce salaried employment. The reductions affected about 300 salaried associates concentrated in North America and Western Europe. The affected associates exited the company by the end of 2001.

As a result of the program announced in April, the company targeted an annualized pretax rate of savings of approximately $100 million by the end of 2004. To implement these actions, the company expects to take approximately $100-$110 million in severance, impairment and implementation charges by the end of 2002. As of the end of 2001, the company achieved estimated annualized savings of $21 million.

The actual charges incurred for this program to date total $56.8 million. Of that amount, $15.1 million were curtailment charges, $1.5 million related to impaired assets, $30.8 million were severance expenses, $1.4 million were exit costs and the remaining $8.0 million were implementation charges classified as cost of products sold ($4.1 million) and selling, administrative, and general expenses ($3.9 million). The curtailment charges of $15.1 million were for the pension and postretirement benefits related to the shutdown of the Columbus plant. The $30.8 million of severance costs and $1.4 million in exit costs were related to the shutdown of the Columbus and Duston plants as well as reductions in the salaried workforce. As of December 31, 2001, cash payments of $9.1 million have been made for severance, resulting in a remaining accrual balance of $21.4 million, the majority of which is payable over the next twelve months. Of the total $30.8 million in severance costs, $0.3 million was paid and expensed when incurred.

Since the announcement in April, 856 associates left the company by the end of 2001. Of that number, 618 people were from the Duston and Columbus plants, Canadian Timken Ltd., and associates included in the worldwide salaried workforce reduction for whom severance has been paid. The remaining 238 associates retired or voluntarily left the company through the end of the year, and their positions have been eliminated.

Key elements of the 2001 ***restructuring and impairment charges*** by segment for the year ended December 31, 2001 are as follows:

	Auto	Industrial	Steel	Total
(Millions of dollars)				
Restructuring:				
Separation cost	$ 26.0	$ 7.6	$ 1.3	$ 34.9
Exit costs	0.4	1.0	-0-	1.4
	$ 26.4	$ 8.6	$ 1.3	$ 36.3
Impaired assets:				
Property, plant and equipment	$ 1.1	$ 3.8	$ 0.4	$ 5.3
Special Charges:				
SFAS No. 88/106 curtailment	$ -0-	$ 15.1	$ -0-	$ 15.1
Reversal of Separation cost	$ (0.2)	$ (1.8)	$ -0-	$ (2.0)
	$ 27.3	$ 25.7	$ 1.7	$ 54.7

3 COMPREHENSIVE LOSS

Accumulated other comprehensive loss consists of the following:

	2001	2000	1999
(Thousands of dollars)			
Foreign currency translation adjustment	**$ (94,570)**	$ (78,656)	$ (57,363)
Minimum pension liability adjustment	**(128,777)**	(6,257)	(6,771)
Fair value of open foreign currency cash flow hedges	**(1,191)**	-0-	-0-
	$ (224,538)	$ (84,913)	$ (64,134)

4 ACQUISITIONS

In November 2001, the company purchased Lecheres Industries SAS, the parent company of Bamarec S.A., a precision component manufacturer based in France. In February 2001, the company completed the buyout of its Chinese joint venture partner in Yantai Timken Company Limited. Prior to the buyout, the company owned a 60% interest in Yantai Timken, and its financial results were consolidated into the company's financial statements, taking into account a minority interest. In January 2001, the company purchased the assets of Score International, Inc., a manufacturer of dental handpiece repair tools located in Sanford, Florida.

In March 1999, the company increased its ownership of Timken India Limited (formerly Tata Timken Limited) from 40% to 80%. Prior to the additional investment, the company accounted for its investment in Timken India using the equity method. As a result of the transaction, the Timken India financial position and operating results are consolidated into the company's financial statements.

The total cost of these acquisitions amounted to $12,957,000 in 2001 and $29,240,000 in 1999. A portion of the purchase price has been allocated to the assets and liabilities acquired based on their fair values at the dates of acquisition. The fair value of the assets was $25,408,000 in 2001 and $30,425,000 in 1999; the fair value of liabilities assumed was $16,396,000 in 2001 and $9,790,000 in 1999. The excess of the purchase price over the fair value of the net assets acquired has been allocated to goodwill. All of the acquisitions were accounted for as purchases. The company's consolidated financial statements include the results of operations of the acquired businesses for the period subsequent to the effective date of these acquisitions. Pro forma results of operations have not been presented because the effect of these acquisitions was not significant.

5 EARNINGS PER SHARE

The following table sets forth the ***reconciliation*** of the numerator and the denominator of earnings per share and earnings per share - assuming dilution for the years ended December 31:

	2001	2000	1999
(Thousands of dollars, except per share data)			
Numerator:			
Net (loss) income for earnings per share and earnings per share - assuming dilution – income available to common shareholders	**$ (41,666)**	$ 45,888	$ 62,624
Denominator:			
Denominator for earnings per share – weighted-average shares	**59,947,568**	60,556,595	61,795,162
Effect of dilutive securities:			
Stock options and awards – based on the treasury stock method	(1)	166,577	230,651
Denominator for earnings per share - assuming dilution – adjusted weighted-average shares	**59,947,568**	60,723,172	62,025,813
Earnings per share	**$ (0.69)**	$ 0.76	$ 1.01
Earnings per share - assuming dilution	**$ (0.69)**	$ 0.76	$ 1.01

(1) Addition of 161,211 shares would result in antidilution.

6 FINANCING ARRANGEMENTS

Long-term debt at December 31, 2001 and 2000 was as follows:

(Thousands of dollars)	**2001**	2000
Fixed-rate Medium-Term Notes, Series A, due at various dates through May 2028, with interest rates ranging from 6.20% to 7.76%	**$ 327,000**	$ 252,000
Variable-rate State of Ohio Air Quality and Water Development Revenue Refunding Bonds, maturing on November 1, 2025 (1.6% at December 31, 2001)	**21,700**	21,700
Variable-rate State of Ohio Pollution Control Revenue Refunding Bonds, maturing on July 1, 2003 (1.7% at December 31, 2001)	**17,000**	17,000
Variable-rate State of Ohio Water Development Revenue Refunding Bonds, maturing May 1, 2007 (1.6% at December 31, 2001)	**8,000**	8,000
Variable-rate State of Ohio Water Development Authority Solid Waste Revenue Bonds, maturing on July 1, 2032 (1.8% at December 31, 2001)	**24,000**	24,000
Other	**12,885**	9,455
	410,585	332,155
Less current maturities	**42,434**	26,974
	$ 368,151	$ 305,181

The maturities of long-term debt for the five years subsequent to December 31, 2001, are as follows: 2002–$42,434,000; 2003–$20,725,000; 2004–$5,750,000; 2005–$515,000; and 2006–$95,136,000.

Interest paid in 2001, 2000 and 1999 approximated $33,000,000, $33,000,000 and $32,000,000, respectively. This differs from interest expense due to timing of payments and interest capitalized of $1,400,000 in 2001; $1,600,000 in 2000; and $3,700,000 in 1999 as a part of major capital additions. The weighted-average interest rate on commercial paper borrowings during the year was 4.3% in 2001, 6.5% in 2000 and 5.2% in 1999. The weighted-average interest rate on short-term debt during the year was 5.8% in 2001, and 6.3% in 2000 and 1999.

At December 31, 2001, the company had available $298,000,000 through an unsecured $300,000,000 revolving credit agreement with a group of banks. The agreement, which expires in June 2003, bears interest based upon any one of four rates at the company's option–adjusted prime, Eurodollar, competitive bid Eurodollar or the competitive bid absolute rate. Also, the company has a shelf registration filed with the Securities and Exchange Commission which, as of December 31, 2001, enables the company to issue up to an additional $125,000,000 of long-term debt securities in the public markets. In August 2001, the company issued $75,000,000 of medium-term notes with an effective interest rate of 6.75% maturing on August 21, 2006.

The company and its subsidiaries lease a variety of real property and equipment. Rent expense under operating leases amounted to $16,799,000, $14,719,000 and $17,724,000 in 2001, 2000 and 1999, respectively. At December 31, 2001, future minimum lease payments for noncancelable operating leases totaled $57,104,000 and are payable as follows: 2002–$13,290,000; 2003–$9,826,000; 2004–$7,232,000 ; 2005–$4,817,000; 2006–$3,044,000; and $18,895,000 thereafter.

7 FINANCIAL INSTRUMENTS

As a result of the company's worldwide operating activities, it is exposed to changes in foreign currency exchange rates, which affect its results of operations and financial condition. The company and certain subsidiaries enter into forward exchange contracts to manage exposure to currency rate fluctuations, primarily related to the purchases of inventory and equipment. The purpose of these foreign currency hedging activities is to minimize the effect of exchange rate fluctuations on business decisions and the resulting uncertainty on future financial results. At December 31, 2001 and 2000, the company had forward foreign exchange contracts, all having maturities of less than one year, with notional amounts of $19,507,000 and $10,948,000, respectively. The forward foreign exchange contracts were primarily entered into by the company's European subsidiaries to manage Euro, U.S. dollar and British pound exposures. The realized and unrealized gains and losses on these contracts are deferred and included in inventory or property, plant and equipment, depending on the transaction. These deferred gains and losses are reclassified from accumulated other comprehensive loss and recognized in earnings when the future transactions occur, or through depreciation expense.

The carrying value of cash and cash equivalents, accounts receivable, commercial paper, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments. The fair value of the company's fixed-rate debt, based on discounted cash flow analysis, was $334,000,000 and $255,000,000 at December 31, 2001 and 2000, respectively. The carrying value of this debt was $346,000,000 and $270,000,000.

8 STOCK COMPENSATION PLANS

The company has elected to follow Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock options to key associates and directors. Under APB Opinion No. 25, because the exercise price of the company's stock options equals the market price of the underlying common stock on the date of grant, no compensation expense is recognized.

Under the company's stock option plans, shares of common stock have been made available to grant at the discretion of the Compensation Committee of the Board of Directors to officers and key associates in the form of stock options, stock appreciation rights, restricted shares and deferred shares.

In addition, shares can be awarded to directors not employed by the company. The options have a ten-year term and vest in 25% increments annually beginning twelve months after the date of grant. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the company had accounted for its associate stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. For purposes of pro forma disclosures, the estimated fair value of the options granted under the plan is amortized to expense over the options' vesting periods. The pro forma information indicates a decrease in net income of $5,731,000 in 2001; $6,014,000 in 2000; and $5,056,000 in 1999.

Following is the ***pro forma information*** and the ***related assumptions*** under the Black-Scholes method:

(Thousands of dollars except per share data)	**2001**	2000	1999
Pro forma net (loss) income	**$ (47,397)**	$ 39,874	$ 57,568
Earnings per share	**$ (0.79)**	$ 0.66	$ 0.93
Earnings per share - assuming dilution	**$ (0.79)**	$ 0.66	$ 0.93
Assumptions:			
Risk-free interest rate	**6.32%**	6.31%	5.33%
Dividend yield	**3.36%**	3.01%	2.79%
Expected stock volatility	**0.480**	0.481	0.444
Expected life - years	**8**	8	8

A summary of activity related to ***stock options*** for the above plans is as follows for the years ended December 31:

	2001		2000		1999	
	Options	**Weighted-Average Exercise Price**	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding - beginning of year	**5,720,990**	**$21.41**	4,515,676	$22.90	3,526,301	$23.73
Granted	**1,367,400**	**15.05**	1,356,400	15.88	1,186,100	19.45
Exercised	**(54,528)**	**14.67**	(88,761)	12.96	(186,774)	16.72
Canceled or expired	**(208,450)**	**20.35**	(62,325)	21.28	(9,951)	22.13
Outstanding - end of year	**6,825,412**	**$20.22**	5,720,990	$21.41	4,515,676	$22.90
Options exercisable	**3,745,131**		2,910,271		2,171,996	

The company sponsors a performance target option plan that is contingent upon the company's common shares reaching specified fair market values. Under the plan, no awards were issued nor was compensation expense recognized during 2001, 2000 or 1999.

Exercise prices for options outstanding as of December 31, 2001, range from $13.50 to $33.75; the weighted-average remaining contractual life of these options is seven years. The estimated weighted-average fair values of stock options granted during 2001, 2000 and 1999 were $6.36, $7.01 and $8.11, respectively. At December 31, 2001, a total of 149,367 restricted stock rights, restricted shares or deferred shares have been awarded under the above plans and are not vested. The company distributed 61,301, 100,832 and 87,206 common shares in 2001, 2000 and 1999, respectively, as a result of awards of restricted stock rights, restricted shares and deferred shares.

The number of shares available for future grants for all plans at December 31, 2001, including stock options, is 825,513.

9 RETIREMENT AND POSTRETIREMENT BENEFIT PLANS

The company sponsors defined contribution retirement and savings plans covering substantially all associates in the United States and certain salaried associates at non-U.S. locations. The company contributes Timken Company common stock to certain plans based on formulas established in the respective plan agreements. At December 31, 2001, the plans had 12,747,708 shares of Timken Company common stock with a fair value of $206,258,000. Company contributions to the plans, including performance sharing, amounted to $13,289,000 in 2001; $14,384,000 in 2000; and $14,891,000 in 1999. The company paid dividends totaling $8,192,000 in 2001; $7,958,000 in 2000; and $6,838,000 in 1999, to plans holding common shares.

The company and its subsidiaries sponsor several unfunded postretirement plans that provide health care and life insurance benefits for eligible retirees and dependents. Depending on retirement date and associate classification, certain health care plans contain contributions and cost-sharing features such as deductibles and coinsurance. The remaining health care plans and the life insurance plans are noncontributory.

The company and its subsidiaries sponsor a number of defined benefit pension plans, which cover many of their associates except those at certain locations who are covered by government plans.

The following tables set forth the ***change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheet*** of the defined benefit pension and postretirement benefits as of December 31, 2001 and 2000:

	Defined Benefit Pension Plans		Postretirement Plans	
	2001	2000	**2001**	2000
(Thousands of dollars)				
Change in benefit obligation				
Benefit obligation at beginning of year	**$ 1,641,959**	$1,451,729	**$ 588,824**	$ 466,307
Service cost	**35,313**	33,328	**4,047**	4,309
Interest cost	**126,809**	119,943	**48,380**	40,043
Amendments	**6,246**	76,602	**(33,413)**	8,563
Actuarial losses (gains)	**120,256**	72,869	**69,500**	105,987
Associate contributions	**1,604**	1,845	**-0-**	-0-
International plan exchange rate change	**(5,416)**	(14,890)	**(126)**	74
Curtailment loss	**16,522**	-0-	**9,109**	-0-
Benefits paid	**(117,691)**	(99,467)	**(45,620)**	(36,459)
Benefit obligation at end of year	**$ 1,825,602**	$1,641,959	**$ 640,701**	$ 588,824
Change in plan assets[1]				
Fair value of plan assets at beginning of year	**$ 1,383,683**	$1,457,453		
Actual return on plan assets	**(51,608)**	(17,703)		
Associate contributions	**1,604**	1,845		
Company contributions	**84,882**	56,843		
International plan exchange rate change	**(5,656)**	(15,288)		
Benefits paid	**(117,691)**	(99,467)		
Fair value of plan assets at end of year	**$ 1,295,214**	$1,383,683		
Funded status				
Projected benefit obligation in excess of plan assets	**$ (530,388)**	$ (258,276)	**$ (640,701)**	$ (588,824)
Unrecognized net actuarial (gain) loss	**260,126**	(55,482)	**241,018**	181,173
Unrecognized net asset at transition dates, net of amortization	**(2,246)**	(4,219)	**-0-**	-0-
Unrecognized prior service cost (benefit)	**146,448**	168,181	**(51,743)**	(23,077)
Accrued benefit cost	**$ (126,060)**	$ (149,796)	**$ (451,426)**	$ (430,728)
Amounts recognized in the consolidated balance sheet				
Accrued benefit liability	**$ (456,517)**	$ (248,126)	**$ (451,426)**	$ (430,728)
Intangible asset	**136,118**	88,405	**-0-**	-0-
Minimum pension liability included in accumulated other comprehensive income	**194,339**	9,925	**-0-**	-0-
Net amount recognized	**$ (126,060)**	$ (149,796)	**$ (451,426)**	$ (430,728)

(1) Plan assets are primarily invested in listed stocks and bonds and cash equivalents.

Due to lower interest rates and lower capital market performance, the benefit obligations at December 31, 2001 exceeded the market value of plan assets for the majority of the company's plans. For these plans, the projected benefit obligation was $1,808,138,000; the accumulated benefit obligation was $1,739,851,000, and the fair value of plan assets was $1,281,626,000 at December 31, 2001.

In 2001, lower investment performance, which reflected lower stock market returns, and lower interest rates reduced the company's pension fund asset values and increased the company's defined benefit pension liability. As a result, the company's minimum pension liability increased to $330,457,000 and its related intangible pension asset increased to $136,118,000. The balance is reflected as a reduction to shareholders' equity, net of applicable deferred income taxes.

The following table summarizes the ***assumptions*** used by the consulting actuary and the ***related benefit cost*** information:

	Pension Benefits			Postretirement Benefits		
	2001	2000	1999	**2001**	2000	1999
Assumptions						
Discount rate	**7.50%**	8.00%	8.25%	**7.50%**	8.00%	8.25%
Future compensation assumption	**3% to 4%**	3% to 4%	3% to 4%			
Expected long-term return on plan assets	**9.50%**	9.50%	9.25%			
Components of net periodic benefit cost						
(Thousands of dollars)						
Service cost	**$ 35,313**	$ 33,328	$ 35,876	**$ 4,047**	$ 4,309	$ 4,857
Interest cost	**126,809**	119,943	103,232	**48,380**	40,043	33,525
Expected return on plan assets	**(126,882)**	(116,302)	(102,148)	**-0-**	-0-	-0-
Amortization of prior service cost	**19,919**	21,995	16,412	**(4,376)**	(3,730)	(4,474)
Recognized net actuarial (gain) loss	**(292)**	(566)	1,724	**9,646**	3,670	3,796
Curtailment loss	**6,333**	-0-	-0-	**8,738**	-0-	-0-
Amortization of transition asset	**(982)**	(1,002)	(1,951)	**-0-**	-0-	-0-
Net periodic benefit cost	**$ 60,218**	$ 57,396	$ 53,145	**$ 66,435**	$ 44,292	$ 37,704

For measurement purposes, the company assumed a weighted-average annual rate of increase in the per capita cost (health care cost trend rate) for medical benefits of 9.00% for 2001 through 2002 declining gradually to 6.00% in 2006 and thereafter for pre-age 65 benefits, 6.00% for post-age 65 benefits for all years, and 15.00% for 2001 through 2002, declining gradually to 6.00% in 2014 and thereafter for prescription drug benefits.

The assumed health care cost trend rate has a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rate would increase the 2001 total service and interest cost components by $2,087,000 and would increase the postretirement benefit obligation by $28,075,000. A one percentage point decrease would provide corresponding reductions of $1,883,000 and $25,362,000, respectively.

10 RESEARCH AND DEVELOPMENT

Expenditures committed to research and development amounted to approximately $54,000,000 in 2001; $52,000,000 in 2000; and $50,000,000 in 1999. Such expenditures may fluctuate from year to year depending on special projects and needs.

11 CONTINGENCIES

The company and certain of its U.S. subsidiaries have been designated as potentially responsible parties (PRPs) by the United States Environmental Protection Agency for site investigation and remediation under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund) with respect to certain sites. The claims for remediation have been asserted against numerous other entities which are believed to be financially solvent and are expected to fulfill their proportionate share of the obligation. In addition, the company is subject to various lawsuits, claims and proceedings which arise in the ordinary course of its business. The company accrues costs associated with environmental and legal matters when they become probable and reasonably estimable.

Environmental costs include compensation and related benefit costs associated with associates expected to devote significant amounts of time to the remediation effort and post-monitoring costs. Accruals are established based on the estimated undiscounted cash flows to settle the obligations and are not reduced by any potential recoveries from insurance or other indemnification claims. Management believes that any ultimate liability with respect to these actions, in excess of amounts provided, will not materially affect the company's operations, cash flows or consolidated financial position.

The company is the guarantor of a $12.3 million letter of credit for Pel Technologies, LLC.

12 SEGMENT INFORMATION

Description of types of products and services from which each reportable segment derives its revenues

In previous years, the company had two reportable segments consisting of Bearings and Steel. Based on the company's reorganization into global business units, management has determined that the Automotive Bearings and Industrial Bearings segments meet the quantitative and qualitative thresholds of a reportable segment as defined by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Automotive Bearings include products for passenger cars, light and heavy trucks and trailers. Industrial Bearings include industrial, rail, aerospace and super precision products as well as emerging markets in China, India and Central and Eastern Europe. The company's tapered roller bearings are used in a wide variety of products including railroad cars and locomotives, aircraft wheels, machine tools, rolling mills and farm and construction equipment. Super precision bearings are used in aircraft, missile guidance systems, computer peripherals and medical instruments. Other bearing products manufactured by the company include cylindrical, spherical, straight and ball bearings for industrial markets.

Steel products include steels of intermediate alloy, vacuum processed alloys, tool steel and some carbon grades. These are available in a wide range of solid and tubular sections with a variety of finishes. The company also manufactures custom-made steel products, including precision steel components. A significant portion of the company's steel is consumed in its bearing operations. In addition, sales are made to other anti-friction bearing companies and to aircraft, automotive, forging, tooling, oil and gas drilling industries and steel service centers. Tool steels are sold through the company's distribution facilities.

Prior year data has been restated to comply with current year presentation. In 2000, the company implemented a transformation of its structure, which allowed it to work more closely with customers who are more global in scope and introduce new products faster and increase market presence. As this implementation began in 2000, it is impracticable for the company to restate 1999 segment financial information into Automotive Bearings and Industrial Bearings as this structure was not in place at that time.

Measurement of segment profit or loss and segment assets

The company evaluates performance and allocates resources based on return on capital and profitable growth. Specifically, the company measures segment profit or loss based on earnings before interest and income taxes (EBIT). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are recorded at values based on market prices, which creates intercompany profit on intersegment sales or transfers.

Factors used by management to identify the enterprise's reportable segments

The company's reportable segments are business units that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries.

Geographical entities as defined here are not reflective of how the Automotive Bearings, Industrial Bearings and Steel businesses are operated by the company. Europe information presented reflects shipments from European locations. The information does not include product manufactured by facilities located outside Europe and shipped directly to customers located in Europe.

Geographic Financial Information	**United States**[3][4]	**Europe**[1][2]	**Other Countries**	**Consolidated**
(Thousands of dollars)				
2001				
Net sales	**$ 1,906,823**	**$ 351,242**	**$ 189,113**	**$ 2,447,178**
Impairment and restructuring	**24,104**	**30,054**	**531**	**54,689**
Income (loss) before income taxes	**24,365**[3]	**(62,418)**[1]	**11,170**	**(26,883)**
Non-current assets	**1,402,780**	**232,105**	**69,819**	**1,704,704**
2000				
Net sales	$ 2,062,306	$ 361,649	$ 219,053	$ 2,643,008
Impairment and restructuring	18,073	6,645	3,036	27,754
Income (loss) before income taxes	84,988[4]	(35,065)[2]	20,674	70,597
Non-current assets	1,391,080	204,135	70,348	1,665,563
1999				
Net sales	$ 1,922,092	$ 364,380	$ 208,562	$ 2,495,034
Impairment and restructuring	-0-	-0-	-0-	-0-
Income (loss) before income taxes	112,556	(28,936)	15,371	98,991
Non-current assets	1,303,980	240,020	63,792	1,607,792

(1) Excluding $30,054,000 of impairment and restructuring costs and reorganization costs of $4,704,000, Europe's loss before income taxes equals $27,660,000 in 2001.
(2) Excluding $6,645,000 of impairment and restructuring costs and reorganization costs of $3,444,000, Europe's loss before income taxes equals $24,976,000 in 2000.
(3) Excluding $24,104,000 of impairment and restructuring costs and reorganization costs of $7,718,000, United States' income before income taxes equals $56,187,000 in 2001.
(4) Excluding $18,073,000 of impairment and restructuring costs and reorganization costs of $7,757,000, United States' income before income taxes equals $110,818,000 in 2000.

Segment Financial Information	2001	2000	1999
(Thousands of dollars)			
Automotive Bearings			
Net sales to external customers	**$ 751,029**	$ 839,838	(5)
Depreciation and amortization	**36,381**	35,344	
Impairment and restructuring charges	**27,270**	1,143	
Receipt of U.S. Continued Dumping and Subsidy Offset Act (CDSOA) payment	**2,989**	-0-	
(Loss) earnings before interest and taxes	**(39,939)**	24,595	
Capital expenditures	**36,427**	50,540	
Industrial Bearings			
Net sales to external customers	**$ 882,279**	$ 923,477	(5)
Depreciation and amortization	**48,314**	48,197	
Impairment and restructuring charges	**25,671**	11,499	
Receipt of CDSOA payment	**28,030**	-0-	
Earnings before interest and taxes	**32,144**	54,304	
Capital expenditures	**34,646**	59,382	
Total Bearings			
Net sales to external customers	**$ 1,633,308**	$ 1,763,315	$ 1,759,871
Depreciation and amortization	**84,695**	83,541	83,255
Impairment and restructuring charges	**52,941**	12,642	-0-
Receipt of CDSOA payment	**31,019**	-0-	-0-
(Loss) earnings before interest and taxes	**(7,795)**	78,899	80,548
Capital expenditures	**71,073**	109,922	116,569
Assets employed at year-end	**1,628,160**	1,577,307	1,476,545
Steel			
Net sales to external customers	**$ 813,870**	$ 879,693	$ 735,163
Intersegment sales	**146,492**	196,500	211,870
Depreciation and amortization	**67,772**	67,506	66,694
Impairment and restructuring charges	**1,748**	15,112	-0-
Earnings before interest and taxes	**9,345**	19,349	44,039
Capital expenditures	**31,274**	52,795	56,653
Assets employed at year-end	**904,924**	986,798	964,773
Total			
Net sales to external customers	**$ 2,447,178**	$ 2,643,008	$ 2,495,034
Depreciation and amortization	**152,467**	151,047	149,949
Impairment and restructuring charges	**54,689**	27,754	-0-
Receipt of CDSOA payment	**31,019**	-0-	-0-
Earnings before interest and taxes	**1,550**	98,248	124,587
Capital expenditures	**102,347**	162,717	173,222
Assets employed at year-end	**2,533,084**	2,564,105	2,441,318
Income Before Income Taxes			
Total EBIT for reportable segments	**$ 1,550**	$ 98,248	$ 124,587
Interest expense	**(33,401)**	(31,922)	(27,225)
Interest income	**2,109**	3,479	3,096
Intersegment adjustments	**2,859**	792	(1,467)
(Loss) income before income taxes	**$ (26,883)**	$ 70,597	$ 98,991

(5) It is impracticable for the company to restate 1999 segment financial information into Automotive Bearings and Industrial Bearings as this structure was not in place at that time.

The Company evaluates operating performance based on each segment's profit before interest and income taxes. Therefore, interest expense and interest income are maintained at a corporate level and are not shown on a segmented basis.

13 INCOME TAXES

The provision (credit) for ***income taxes*** consisted of the following:

	2001		2000		1999	
	Current	Deferred	Current	Deferred	Current	Deferred
(Thousands of dollars)						
United States:						
Federal	**$ (18,523)**	**$ 22,620**	$ (1,093)	$ 13,093	$ 9,988	$ 20,884
State and local	**2,332**	**(628)**	1,775	(995)	(552)	2,835
Foreign	**7,961**	**1,021**	13,442	(1,513)	6,171	(2,959)
	$ (8,230)	**$ 23,013**	$ 14,124	$ 10,585	$ 15,607	$ 20,760

The company made income tax payments of approximately $7,210,000 in 2001; $17,520,000 in 2000; and $14,760,000 in 1999. Taxes paid differ from current taxes provided, primarily due to the timing of payments.

The effect of temporary differences giving rise to ***deferred tax assets and liabilities*** at December 31, 2001 and 2000 was as follows:

	2001	2000
(Thousands of dollars)		
Deferred tax assets:		
Accrued postretirement benefits cost	**$ 170,975**	$159,014
Accrued pension cost	**67,571**	31,920
Benefit accruals	**18,473**	25,603
Tax loss and credit carryforwards	**33,787**	16,439
Other–net	**12,754**	12,960
Valuation allowance	**(34,756)**	(18,084)
	268,804	227,852
Deferred tax liability–depreciation	**(198,746)**	(196,500)
Net deferred tax asset	**$ 70,058**	$ 31,352

Following is the ***reconciliation*** between the provision for income taxes and the amount computed by applying U.S. federal income tax rate of 35% to income before taxes:

	2001	2000	1999
(Thousands of dollars)			
Income tax (credit) at the statutory federal rate	**$ (9,409)**	$ 24,709	$ 34,647
Adjustments:			
State and local income taxes, net of federal tax benefit	**1,107**	507	1,484
Tax on foreign remittances	**476**	1,617	1,216
Non-deductible unrealized exchange losses	**779**	587	1,548
Foreign tax credits	**-0-**	(2,702)	(2,205)
Losses without current tax benefits	**20,854**	5,177	-0-
Settlements and claims for prior years	**-0-**	(5,125)	-0-
Valuation allowance	**(723)**	(1,402)	-0-
Other items	**1,699**	1,341	(323)
Provision for income taxes	**$ 14,783**	$ 24,709	$ 36,367
Effective income tax rate	**N/A**	35%	37%

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
The Timken Company

We have audited the accompanying consolidated balance sheets of The Timken Company and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Timken Company and subsidiaries at December 31, 2001 and 2000 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Canton, Ohio
January 29, 2002

FORWARD-LOOKING STATEMENTS

Certain statements set forth in this annual report (including the company's forecasts, beliefs and expectations) that are not historical in nature are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. In particular the Corporate Profile on pages 16 through 18 and Management's Discussion and Analysis on pages 20 through 27 contain numerous forward-looking statements. The company cautions readers that actual results may differ materially from those projected or implied in forward-looking statements made by or on behalf of the company due to a variety of important factors, such as:

a) changes in world economic conditions, including additional adverse effects from terrorism or hostilities. This includes the potential instability of governments and legal systems in countries in which the company or its customers conduct business and significant changes in currency valuations.

b) the effects of changes in customer demand on sales, product mix and prices. This includes the effects of customer strikes, the impact of changes in industrial business cycles and whether conditions of fair trade continue in the U.S. market, in light of the ITC voting in second quarter 2000 to revoke the antidumping orders on imports of tapered roller bearings from Japan, Romania and Hungary.

c) competitive factors, including changes in market penetration, increasing price competition by existing or new foreign and domestic competitors, the introduction of new products by existing and new competitors and new technology that may impact the way the company's products are sold or distributed.

d) changes in operating costs. This includes the effect of changes in the company's manufacturing processes; changes in costs associated with varying levels of operations; changes resulting from inventory management and cost reduction initiatives and different levels of customer demands; the effects of unplanned work stoppages; changes in the cost of labor and benefits; and the cost and availability of raw materials and energy.

e) the success of the company's operating plans, including its ability to achieve the benefits from its global restructuring, manufacturing transformation, and administrative cost reduction as well as its ongoing continuous improvement and rationalization programs; its ability to integrate acquisitions into company operations; the ability of acquired companies to achieve satisfactory operating results; its ability to maintain appropriate relations with unions that represent company associates in certain locations in order to avoid disruptions of business and its ability to successfully implement its new organizational structure.

f) unanticipated litigation, claims or assessments. This includes, but is not limited to, claims or problems related to intellectual property, product warranty and environmental issues.

g) changes in worldwide financial markets, to the extent they (1) affect the company's ability or costs to raise capital, (2) have an impact on the overall performance of the company's pension fund investments and (3) cause changes in the economy which affect customer demand.

The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

summary of operations and other comparative data

(Thousands of dollars, except per share data)

	2001	2000	1999	1998
Statements of Income				
Net sales:				
Automotive Bearings	$ 751,029	$ 839,838	(5)	(5)
Industrial Bearings	882,279	923,477	(5)	(5)
Total Bearings	1,633,308	1,763,315	1,759,871	1,797,745
Steel	813,870	879,693	735,163	882,096
Total net sales	2,447,178	2,643,008	2,495,034	2,679,841
Cost of products sold	2,046,458	2,142,135	2,002,366	2,098,186
Selling, administrative and general expenses	363,683	367,499	359,910	356,672
Impairment and restructuring charges	54,689	27,754	-0-	-0-
Operating (loss) income	(17,652)	105,620	132,758	224,983
Earnings before interest and taxes (EBIT)	4,409	99,040	123,120	208,866
Interest expense	33,401	31,922	27,225	26,502
(Loss) income before income taxes	(26,883)	70,597	98,991	185,350
Provision (credit) for income taxes	14,783	24,709	36,367	70,813
(Loss) income before cumulative effect of accounting changes	(41,666)	45,888	62,624	114,537
Net (loss) income	$ (41,666)	$ 45,888	$ 62,624	$ 114,537
Balance Sheets				
Inventory	$ 429,231	$ 489,549	$ 446,588	$ 457,246
Current assets	828,380	898,542	833,526	850,337
Working capital	187,224	311,090	348,455	359,914
Property, plant and equipment (less depreciation)	1,305,346	1,363,772	1,381,474	1,349,539
Total assets	2,533,084	2,564,105	2,441,318	2,450,031
Total debt	497,015	514,064	449,890	469,398
Total liabilities	1,751,349	1,559,423	1,395,337	1,393,950
Shareholders' equity	$ 781,735	$ 1,004,682	$ 1,045,981	$ 1,056,081
Other Comparative Data				
Net (loss) income /Total assets	(1.6)%	1.8%	2.6%	4.7%
Net (loss) income /Net sales	(1.7)%	1.7%	2.5%	4.3%
EBIT/Beginning invested capital (1)	0.2%	4.7%	5.6%	10.5%
Inventory days (FIFO)	104.8	108.5	108.4	109.4
Net sales per associate (2)	$ 124.8	$ 127.9	$ 119.1	$ 127.5
Capital expenditures	$ 102,347	$ 162,717	$ 173,222	$ 258,621
Depreciation and amortization	$ 152,467	$ 151,047	$ 149,949	$ 139,833
Capital expenditures/Depreciation	69.9%	112.4%	120.3%	192.5%
Dividends per share	$ 0.67	$ 0.72	$ 0.72	$ 0.72
Earnings per share (3)	$ (0.69)	$ 0.76	$ 1.01	$ 1.84
Earnings per share - assuming dilution (3)	$ (0.69)	$ 0.76	$ 1.01	$ 1.82
Debt to total capital	38.9%	33.9%	30.1%	30.8%
Number of associates at year-end	18,735	20,474	20,856	21,046
Number of shareholders (4)	39,919	42,661	42,907	45,942

Total Net Sales to Customers
(Billions of dollars)



$3
$2.5
$2.0
$1.5
$1.0
$0.5
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01

EBIT/Beginning Invested Capital



18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01

Automotive and Industrial Bearings ☐ Steel

1997	1996	1995	1994	1993	1992
[5]	[5]	[5]	[5]	[5]	[5]
[5]	[5]	[5]	[5]	[5]	[5]
1,718,876	1,598,040	1,524,728	1,312,323	1,153,987	1,169,035
898,686	796,717	705,776	618,028	554,774	473,275
2,617,562	2,394,757	2,230,504	1,930,351	1,708,761	1,642,310
2,005;374	1,828,394	1,723,463	1,514,098	1,369,711	1,300,744
332,419	319,458	304,046	283,727	276,928	299,305
-0-	-0-	-0-	-0-	48,000	-0-
279,769	246,905	202,995	132,526	14,122	42,261
286,766	242,304	197,957	134,674	7,843	40,606
21,432	17,899	19,813	24,872	29,619	28,660
266,592	225,259	180,174	111,323	(20,919)	13,431
95,173	86,322	67,824	42,859	(3,250)	8,979
171,419	138,937	112,350	68,464	(17,669)	4,452
$ 171,419	$ 138,937	$ 112,350	$ 68,464	$ (271,932)	$ 4,452
$ 445,853	$ 419,507	$ 367,889	$ 332,304	$ 299,783	$ 310,947
855,171	793,633	710,258	657,180	586,384	556,017
275,607	265,685	247,895	178,556	153,971	165,553
1,220,516	1,094,329	1,039,382	1,030,451	1,024,664	1,049,004
2,326,550	2,071,338	1,925,925	1,858,734	1,789,719	1,738,450
359,431	302,665	211,232	279,519	276,476	320,515
1,294,474	1,149,110	1,104,747	1,125,843	1,104,407	753,387
$ 1,032,076	$ 922,228	$ 821,178	$ 732,891	$ 685,312	$ 985,063
7.4%	6.7%	5.8%	3.7%	(15.2)%	0.3%
6.5%	5.8%	5.0%	3.5%	(15.9)%	0.3%
16.1%	15.1%	12.6%	9.0%	0.5%	2.5%
111.5	117.5	112.2	118.0	122.5	137.8
$ 130.5	$ 132.4	$ 134.2	$ 119.9	$ 104.5	$ 95.3
$ 229,932	$ 155,925	$ 131,188	$ 119,656	$ 92,940	$ 139,096
$ 134,431	$ 126,457	$ 123,409	$ 119,255	$ 118,403	$ 114,433
177.3%	127.0%	109.1%	102.6%	80.2%	124.4%
$ 0.66	$ 0.60	$ 0.555	$ 0.50	$ 0.50	$ 0.50
$ 2.73	$ 2.21	$ 1.80	$ 1.11	$ (0.29)	$ 0.07
$ 2.69	$ 2.19	$ 1.78	$ 1.10	$ (0.29)	$ 0.07
25.8%	24.7%	20.5%	27.6%	28.7%	24.5%
20,994	19,130	17,034	16,202	15,985	16,729
46,394	31,813	26,792	49,968	28,767	31,395

[1] EBIT/Beginning invested capital, a type of return on asset ratio, is used internally to measure the company's performance. In broad terms, invested capital is total assets minus non-interest-bearing current liabilities.

[2] Based on the average number of associates employed during the year.

[3] Based on the average number of shares outstanding during the year and excludes the cumulative effect of accounting changes in 1993, which related to the adoption of FAS No. 106, 109 and 112.

[4] Includes an estimated count of shareholders having common stock held for their accounts by banks, brokers and trustees for benefit plans.

[5] It is impracticable for the company to restate prior year segment financial information into Automotive Bearings and Industrial Bearings as this structure was not in place until 2000.

directors and officers

DIRECTORS

Stanley C. Gault, 76, Director since 1988 (C)
Retired Chairman and Chief Executive Officer
The Goodyear Tire and Rubber Company (Akron, Ohio)
Retired Chairman and Chief Executive Officer
Rubbermaid, Inc. (Wooster, Ohio)

James W. Griffith, 48, Director since 1999
President and Chief Operating Officer
The Timken Company

J. Clayburn La Force, Jr., 73, Director since 1994 (A)
Emeritus Dean and Professor
Anderson Graduate School of Management
University of California at Los Angeles
(Los Angeles, California)

John A. Luke, Jr., 53, Director since 1999 (C)
Chairman and Chief Executive Officer
Westvaco Corporation (New York, New York)

Robert W. Mahoney, 65, Director since 1992 (C)
Retired Chairman
Diebold, Incorporated (Canton, Ohio)

Jay A. Precourt, 64, Director since 1996 (A)
Chairman and Chief Executive Officer
Hermes Consolidated, Inc. (Vail, Colorado)

John M. Timken, Jr., 50, Director since 1986 (A)
Private Investor (Old Saybrook, Connecticut)

W. R. Timken, Jr., 63, Director since 1965
Chairman and Chief Executive Officer
The Timken Company

Ward J. Timken, 59, Director since 1971
Vice President
The Timken Company

Joseph F. Toot, Jr., 66, Director since 1968
Retired President and Chief Executive Officer
The Timken Company

Martin D. Walker, 69, Director since 1995 (C)
Principal
MORWAL Investments (Westlake, Ohio)

Jacqueline F. Woods, 54, Director since 2000 (A)
Retired President
Ameritech Ohio (Cleveland, Ohio)

(A) Member of Audit Committee (C) Member of Compensation Committee

OFFICERS

Curt J. Andersson, 40, 1 year of service
Senior Vice President – e-Business and Lean Six Sigma
Officer since 2000

Michael C. Arnold, 45, 22 years of service
President – Industrial
Officer since 2000

Sallie B. Bailey, 42, 6 years of service
Corporate Controller
Officer since 1999

Bill J. Bowling, 60, 36 years of service
Executive Vice President, Chief Operating Officer
and President – Steel
Officer since 1996

William R. Burkhart, 36, 7 years of service
Senior Vice President and General Counsel
Officer since 2000

Vinod K. Dasari, 35, 9 years of service
Corporate Vice President – Manufacturing Transformation
Officer since 2000

Donna J. Demerling, 51, 29 years of service
President – Aerospace and Super Precision
Officer since 2000

Glenn A. Eisenberg, 40
Executive Vice President – Finance and Administration
Officer since 2002

Jon T. Elsasser, 49, 23 years of service
Senior Vice President – Corporate Development
Officer since 1996

James W. Griffith, 48, 17 years of service
President and Chief Operating Officer
Officer since 1996

Karl P. Kimmerling, 44, 22 years of service
President – Automotive
Officer since 1998

Gene E. Little, 58, 34 years of service (retiring mid-2002)
Senior Vice President – Finance
Officer since 1990

Salvatore J. Miraglia, Jr., 51, 29 years of service
Senior Vice President – Technology
Officer since 1996

Hans J. Sack, 47, 12 years of service
President – Specialty Steel
Officer since 1998

Mark J. Samolczyk, 46, 20 years of service
President – Precision Steel Components
Officer since 2000

Scott A. Scherff, 47, 22 years of service
Corporate Secretary and Assistant General Counsel
Officer since 1999

W. R. Timken, Jr., 63, 39 years of service
Chairman and Chief Executive Officer
Officer since 1968

Ward J. Timken, 59, 33 years of service
Vice President
Officer since 1992

Ward J. Timken, Jr., 34, 9 years of service
Corporate Vice President – Office of the Chairman
Officer since 2000

international advisors

Dr. Carl H. Hahn
Wolfsburg, Germany

The Rt. Hon. Lord Eden of Winton
London, England

Madame Marie-France Garaud
Paris, France

shareholder information

Corporate Offices
The Timken Company
1835 Dueber Ave., S.W.
Canton, Ohio 44706-2798
Telephone: 330-438-3000

Annual Meeting of Shareholders
Tuesday, April 16, 2002, 10 a.m., Corporate Offices. Direct meeting inquiries to Scott A. Scherff, Corporate Secretary and Assistant General Counsel, at 330-471-4226.

Stock Listing
New York Stock Exchange trading symbol, "TKR." Abbreviation used in most newspaper stock listings is "Timken."

Shareholder Information
Dividends on common stock are generally payable in March, June, September and December.

The Timken Company Investor Services Program allows current shareholders and new investors the opportunity to purchase shares of common stock directly from the company.

Shareholders of record may increase their investment in the company by reinvesting their dividends at no cost. Shares held in the name of a broker must be transferred to the shareholder's name to permit reinvestment.

Please direct inquiries to:

The Investor Services Program
for Shareholders of The Timken Company
EquiServe Trust Company, N.A.
P. O. Box 2598
Jersey City, NJ 07303-2598

Inquiries concerning dividend payments, change of address or lost certificates should be directed to EquiServe Trust Company at 1-800-555-9898.

Transfer Agent and Registrar
EquiServe Trust Company, N.A.
P. O. Box 2598
Jersey City, NJ 07303-2598

Independent Auditors
Ernst & Young LLP
200 Market Ave., N.
Canton, Ohio 44702-1418

Publications
The Annual Meeting Notice, Proxy Statement and Proxy Form are mailed to shareholders in March.

Copies of Forms 10-K and 10-Q may be obtained from the company's Web site, **www.timken.com**, under Investor Relations – or by written request at no charge from:

The Timken Company
Shareholder Relations, GNE-04
P.O. Box 6928
Canton, Ohio 44706-0928

Other Information
Analysts and investors may contact:

Richard J. Mertes, GNE-04
Manager – Investor Relations
The Timken Company
P.O. Box 6928
Canton, Ohio 44706-0928
Telephone: 330-471-3924

Media representatives may contact:

Michael L. Johnson, GNW-37
Vice President – Communications
The Timken Company
P.O. Box 6932
Canton, Ohio 44706-0932
Telephone: 330-471-3910

The Timken Company's Web site:
www.timken.com.

Printed on Recycled Paper

TIMKEN

Printed in the U.S.A.
65M-2-02 Order No. 1398

WORLDWIDE LEADER IN BEARINGS AND STEEL